EXHIBIT 10.9

General Security Deed

BISON CAPITAL PARTNERS V, L.P. General Security Deed

BISON CAPITAL PARTNERS V, L.P.

GFN ASIA PACIFIC FINANCE PTY LTD.

Contents

General Security Deed

Date 25 September 2017

Parties

1. Bison Capital Partners V, L.P. of 233 Wilshire Boulevard, Suite 425, Santa Monica, California 90401, U.S.A. in its capacity as Collateral Agent for the Holders (each as defined in the SPA) (in such capacity, together with its successors in such capacity, **Secured Party**)

2. GFN Asia Pacific Finance Pty Ltd. (ACN 620128001) of c/o General Finance Corporation, 39 East Union Street, Pasadena, California 91103, U.S.A. (**Grantor**)

Recitals

A. On or about 19 September 2017, the Secured Party of the one part, and the Grantor, GFN, GFN Holdings and GFN USA Holdings of the other part, entered into the SPA.

B. On or about the date of this Deed, the transaction the subject of the SPA completed, and the Secured Party was issued with the Convertible Note and the Senior Note, in each case by GFN Holdings and the Grantor. GFN USA Holdings provided the Guaranty in favour of the Secured Party in relation to the performance by each of GFN Holdings and the Grantor in relation to the Convertible Note and the Senior Note.

C. The Grantor, GFN, GFN Holdings and GFN USA Holdings are Related Bodies Corporate and will each benefit, directly or indirectly, from the Secured Party performing its obligations under the Convertible Note and the Senior Note.

D. Royal Wolf Holdings and its subsidiaries, among others, have entered into the DB Facility.

E. As an issuer of the Convertible Note and the Senior Note to the Secured Party, the Grantor wishes to enter this Deed to better enable the Secured Party to secure its rights under the Convertible Note and the Senior Note.

Operative provisions

1. Definitions and interpretation

1.1 Definitions

Administrator means an administrator as defined under section 9 of the *Corporations Act*.

AML CTF Laws means any law or regulation in any applicable jurisdiction which relates to the prevention of money laundering, terrorism financing and/or the provision of financial and/or other services to any persons which may be subject to sanctions, including the *Anti-Money Laundering and Counter-Terrorism Financing Act 2006* (Cth).

ASX Rules means the rules relating to the operation of CHESS including the ASX Settlement Operation Rules as published by ASX Limited.

Attorney means an attorney appointed under this Deed and any attorney's substitute or delegate.

Authorised Representative means:

(a)   for the Secured Party:

      (i)   a company secretary or director or attorney of the Secured Party or an employee of the Secured Party whose title includes the word 'Manager', 'Director', 'Counsel', 'Chief' or 'Head';

      (ii)   a person who is acting temporarily in one of those positions; or

      (iii)   a person, or a person holding a position, nominated as an 'Authorised Officer' or 'Authorised Representative' by the Secured Party to the Grantor; and

(b)   for the Grantor, any person nominated as an 'Authorised Officer' or 'Authorised Representative' by the Grantor to the Secured Party in a notice or certificate and:

      (i)   whose identity has been verified to the satisfaction of the Secured Party in order to comply with AML CTF Laws; and

      (ii)   in respect of whom the Secured Party has not received notice of revocation of the appointment.

Avoidance has the meaning given to that term in clause 18.13(a).

Board Observer Agreement has the same meaning as given to that expression in the SPA.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in Sydney and Melbourne.

Certificate means the certificate or other document that evidences title to a Marketable Security and **Certificated** has a comparable meaning to Certificate.

CHESS means the Clearing House Electronic Sub-register System.

Collateral Agent has the same meaning as given to that expression in the SPA.

Constitutional Documents means the constitutional documents of the Grantor.

Control Event means:

(a)   in respect of any Secured Property that is, or would have been, a Revolving Asset:

(i) the Grantor breaches, or attempts to breach, clause 3.1(a)(i) in respect of the Secured Property or takes any step which would result in it doing so;

(ii) a person takes a step (including signing a notice or direction) which may result in a Tax, or an amount owing to a Governmental Agency, ranking ahead of the Security in the Secured Property under this document;

(iii) distress is levied or a judgment, order or Security is enforced or a creditor takes any step to levy distress or enforce a judgment, order or Security, over the Secured Property; or

(iv) the Secured Party gives a notice to the Grantor that the Secured Property is not a Revolving Asset if it reasonably considers that it is necessary to do so to protect its rights under this document or if an Event of Default is continuing; or

(b) in respect of all Secured Property that is or would have been Revolving Assets, an Insolvency Event occurs in respect of the Grantor.

Controller means a controller as defined in section 9 of the Corporations Act.

Convertible Note means the secured senior convertible promissory note in the aggregate principal amount of US$26,000,000 issued by the Grantor and GFN Holdings to the Secured Party and any promissory note(s) issued to any assignee(s) pursuant to Section 13 of such secured senior convertible promissory note, all of which are subject to the SPA and associated convertible note deed, and any documents ancillary to same.

Corporations Act means the *Corporations Act 2001* (Cth).

DB Facility has the same meaning as given to the expression "Deutsche Bank Credit Documents" in the SPA.

Deed means the document and any schedules, annexures or attachments to it.

Documents of Title includes:

(a) documents of title and negotiable instruments;

(b) each Transfer; and

(c) any Certificate, notice of entitlement and any other document (whether negotiable or not) that the Grantor is required to deposit with the Secured Party under his document.

Event of Default means any event or circumstance occurring that would:

(a) constitute an event of default or default (however described), a review event (however described) or a termination event (however described) by any party, other than the Secured Party (or any of its Related Bodies Corporate, as the case may be), under any Finance Document; or

(b) constitute an event of default or default (however described), a review event (however described) or a termination event (however described) under any document forming part of the DB Facility;

(c) without limitation, result in any person or persons who at the date of this Deed hold the entirety of the issued capital of any of: Grantor, GFN

Holdings, GFN USA Holdings or Royal Wolf Holdings, or a Subsidiary of Royal Wolf Holdings, ceasing to own the entirety of the issued capital of that entity (other than as may be anticipated by the transaction the subject of the SPA); or

(d)   the constitutional documents of any of the Grantor, GFN Holdings, Royal Wolf Holdings, or GFN USA Holdings being amended in a material respect without the prior written consent of the Secured Party (which will not be unreasonably withheld); or

(e)   without limitation, constitute an Insolvency Event in respect of any of: Grantor, GFN Holdings, GFN USA Holdings, Royal Wolf Holdings, or a Subsidiary of Royal Wolf Holdings,

or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) result in such an event or circumstance.

Finance Documents means:

(a)   this Deed;

(b)   the SPA;

(c)   the Convertible Note;

(d)   the Senior Note;

(e)   Guaranty;

(f)   each Security Document;

(g)   the Board Observer Agreement;

(h)   the Registration Rights Agreement;

(i)   each priority and/or subordination and/or intercreditor document (however named or described) that refers to any of the Secured Money and that is entered into at any time between one or more of GFN, the Grantor, GFN Holdings, GFN USA Holdings, the Secured Party and one or more other persons;

(j)   each other document that includes or contains any obligation, undertaking, indemnity, representation and/or warranty of or given by or made by any of GFN, the Grantor, GFN Holdings or GFN USA Holdings with, to, in favour of and/or for the benefit of the Secured Party;

(k)   each other document designated or agreed in writing by the Secured Party and the Grantor as being a 'Finance Document' for the purposes of this definition and/or this document;

(l)   each document that is entered into under any document included as a 'Finance Document' in any of the above paragraphs; and

(m)   each document that amends, supplements, replaces or novates any document included as a 'Finance Document' in any of the above paragraphs,

and **Finance Document** means any of them as the context may require or permit.

GFN means General Finance Corporation (a Delaware corporation).

GFN Holdings means GFN Asia Pacific Holdings Pty Ltd. (ACN 620127791).

GFN USA Holdings means GFN U.S. Australasia Holdings, Inc. (a Delaware corporation)

Governmental Agency means:

(a)   the Crown, any government or any governmental, semi-governmental or judicial authority, agency or entity;

(b)   any statutory corporation or any self-regulatory entity established under statute;

(c)   any stock or securities exchange; or

(d)   any other person (whether autonomous or not) who is charged with the administration of a law or regulation.

Guarantee means a guarantee, indemnity, letter of credit, legally binding letter of comfort or other undertaking or obligation of any kind:

(a)   to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise), or otherwise to make property available, for the payment or discharge of;

(b)   to indemnify any person against the consequences of default in the payment or performance of; or

(c)   to be responsible for,

any obligation or liability of another person or the assumption of any responsibility or obligation in respect of the solvency or financial condition of another person.

Guaranteed Obligations has the meaning given to that term in clause 20.1(a).

Guaranty has the same meaning as given to that expression in the SPA.

Holder has the same meaning as given to that expression in the SPA.

Holder Record has the meaning referred to in the ASX Rules.

Insolvency Event means, in respect of a person, any of the following:

(a)   **(insolvency)**

(i)   it becomes insolvent within the meaning of section 95A of the Corporations Act, states or admits inability to pay its debts, or suspends payment to all or a class of its creditors generally; or

(ii)   it is taken to have failed to comply with a statutory demand under section 459F(1) of the Corporations Act and has not otherwise applied to a court pursuant to section 459G of the Corporations Act; or

(iii)   it is presumed, deemed or taken to be insolvent under the Corporations Act or otherwise at law or any circumstance specified in section 461 of the Corporations Act applies to it;

(b)   **(winding up)** any step is taken:

     (i)   to pass a resolution or a resolution is passed;

     (ii)   to make an application or an application is made; or

     (iii)   to make an order or an order is made,

for the winding up or liquidation of that person, or its winding up or liquidation commences for any other reason;

(c)   **(administration)** any step is taken:

     (i)   to appoint an Administrator to that person, or an Administrator is appointed to that person; or

     (ii)   to pass a resolution to appoint an Administrator to that person, or a resolution to appoint an Administrator to that person is passed ;

(d)   **(Controller)** any step is taken:

     (i)   to pass a resolution to appoint a Controller, or a resolution is passed to appoint a Controller; or

     (ii)   to appoint a Controller or a Controller is appointed,

to that person or any asset of that person;

(e)   **(Security)** the holder of a Security or any agent on its behalf takes possession of any of that person's property;

(f)   **(restructuring)** any step is taken to convene a meeting or a meeting is convened to consider the entry into by that person of, or any step is taken toward that person entering into or that person enters into, any arrangement, composition or compromise with, or assignment for the benefit of, any of its members, beneficiaries or creditors, or any scheme of arrangement in relation to that person or any of its assets, or any voluntary administration or reorganisation of that person;

(g)   **(cessation of business)** any step is taken by that person to cease or it threatens to cease or ceases to carry on all or a substantial part of its business;

(h)   **(deregistration)** that person is deregistered or any step is taken to deregister it under the Corporations Act;

(i)   **(insolvent under administration)** that person becomes, or takes any step toward that person becoming, an insolvent under administration (as defined in section 9 of the Corporations Act);

(j)   **(natural person)** without limiting any other paragraph in this definition, if that person is a natural person, that person:

     (i)   dies or becomes, or is declared to be, mentally or physically incapable of managing his or her affairs or is imprisoned;

(ii)   takes any step to become or be declared bankrupt, is or is deemed or presumed by law or a court to be insolvent or bankrupt; or

(iii)   takes any step to obtain protection or is granted protection from its creditors under any applicable legislation, or an Administrator is appointed to him or her or any of his or her assets; or

(k)   **(analogous event)** an analogous or equivalent event to any listed above occurs in relation to that person in any jurisdiction,

unless this takes place with the prior written consent or approval of the Secured Party as part of a solvent reconstruction, amalgamation, merger or consolidation.

Loss means a loss, claim, action, damage, liability, cost, charge, expense, penalty, compensation, fine or outgoing paid, suffered or incurred and includes legal fees and disbursements.

Marketable Security means:

(a)   a marketable security as defined in section 9 of the Corporations Act;

(b)   a negotiable instrument;

(c)   a unit or other interest in a trust or partnership;

(d)   any other investment instrument;

(e)   any intermediated security; and

(f)   a right or an option in respect of any of the above, whether issued or unissued;

Non-PPS Property means all Secured Property that is not PPS Property.

Obligated Party has the meaning given to that term in clause 20.1(a).

Permitted Security means:

(a)   each Security in favour of the Secured Party created by any Security Document;

(b)   any lien or charge arising by operation of law in the ordinary course of ordinary business so long as the debt or amount it secures is paid when due or is being diligently contested in good faith and by appropriate proceedings and where the Grantor, GFN Holdings or GFN USA Holdings, as the case may be has set aside sufficient reserves of liquid assets to pay such debt or other amount;

(c)   any netting or set-off arrangement (excluding a deposit of money constituting a Security) on normal commercial terms in the ordinary course of the transactional banking business of Grantor, GFN Holdings or GFN USA Holdings, as the case may be;

(d)   a Security:

(i)   existing on the date of this document that has been approved by or consented to by the Secured Party in writing; or

(ii)   that arises after the date of this document and that the Secured Party approves or consents to in writing before it arises,

where:

(iii)   the amount secured does not increase, and the time for payment of that amount is not extended, beyond the amount and time approved by or consented to by the Secured Party in writing;

(iv)   if any approval or consent given by the Secured Party corresponding to, or to the giving, grant or entry into of, such Security is subject to any conditions, all such conditions have been and are being complied with;

(e)   Permitted Liens (as defined in the SPA); and

(f)   Liens authorized under Section 10.2 of the SPA.

Pledge Agreement has the same meaning as given to that expression in the SPA.

PPSA means the *Personal Property Securities Act 2009* (Cth).

PPS Property means all Secured Property in relation to which the Grantor can be a grantor of a PPS Security Interest, whether or not the Grantor has title to the property, including all PPS Retention of Title Property.

PPS Register means the register created and maintained in accordance with the PPSA.

PPS Retention of Title Property means PPS retention of title property (as defined in section 51F of the Corporations Act).

PPS Security Interest means a security interest that is subject to the PPSA.

Receiver means a receiver or a receiver and manager.

Registration Rights Agreement has the same meaning as given to that expression in the SPA.

Related Bodies Corporate has the same meaning as given to that expression in the Corporations Act.

Review Event means:

(a)   an investigation by a Governmental Agency or any other person or organisation (including any industry body) into all or part of the affairs of Grantor, GFN Holdings or GFN USA Holdings, as the case may be, commences (or a safety incident (including a fatality) or other operational event occurs) which results, or may result, in the suspension or termination of any authorisation of a Governmental Agency held by Grantor, GFN Holdings or GFN USA Holdings, as the case may be; or

(b)   any other event or circumstance which the parties agree or designate in writing is a 'Review Event' for the purposes of this document.

Revolving Asset means any Secured Property:

(a)   which is:

(i) inventory (excluding, for the avoidance of doubt, any real property);

(ii) a negotiable instrument;

(iii) machinery, plant or equipment which is not inventory and has a value of less than $1,000 (or its equivalent in any other currency or currencies);

(iv) money (including money withdrawn or transferred to a third party from an account of the Grantor with a bank or other financial institution).

(b) in relation to which no Control Event has occurred, subject to clause 3.1(c).

Royal Wolf Holdings means Royal Wolf Holdings Limited ACN 121226793.

Secured Money means all amounts (including damages) that are payable, owing but not payable, or that otherwise remain unpaid by any of GFN, GFN Holdings, the Grantor or GFN USA Holdings to the Secured Party on any account at any time including under or in connection with any Finance Document or any transaction contemplated by, or breach of or default under, any Finance Document:

(a) whether present or future, actual or contingent;

(b) whether incurred alone, jointly, severally or jointly and severally;

(c) whether GFN, GFN Holdings, the Grantor or GFN USA Holdings is liable on its own account or for the account of, or as surety for, another person and without regard to the capacity in which GFN, GFN Holdings, the Grantor or GFN USA Holdings (as the case may be) is liable;

(d) whether due to the Secured Party alone or with another person;

(e) whether the Secured Party is entitled for its own account or the account of another person;

(f) whether originally contemplated by GFN, GFN Holdings, the Grantor or GFN USA Holdings or the Secured Party or not;

(g) whether the Secured Party is the original person in whose favour any of the above amounts were owing or an assignee or transferee and, if the Secured Party is an assignee or transferee:

(i) whether or not GFN, GFN Holdings, the Grantor or GFN USA Holdings (as the case may be) consented to or knew of the assignment or transfer;

(ii) no matter when the assignment or transfer occurred; and

(iii) whether or not the entitlements of that original person were assigned or transferred with any Security granted under any Security Document; and

(h) if determined pursuant to any award, order or judgment against GFN, GFN Holdings, the Grantor or GFN USA Holdings (as the case may be), whether or not GFN, GFN Holdings, the Grantor or GFN USA Holdings (as the case may be) was a party to the court proceedings, arbitration or other dispute resolution process in which that award, order or judgment was made.

Secured Obligations means any obligation or liability of any kind of either of GFN, the Grantor, GFN Holdings or GFN USA Holdings, as the case may be, to the Secured Party including under or in connection with the Finance Documents or any transaction contemplated by them.

Secured Property means all present and after-acquired property of the Grantor. It includes anything in respect of which the Grantor has at any time a sufficient right, interest or power to grant a Security.

Security means:

(a) a security interest as defined in the PPS Law;

(b) any other interest or arrangement of any kind that secures any obligation including a mortgage, charge, pledge, lien, bill of sale, trust, power or title retention arrangement, right of set-off, assignment of income or monetary claim, right to withhold payment of a deposit or other money and any right arising as a consequence of enforcement of a judgment;

(c) a right that a person (other than the owner) has to remove something from land (known as a profit à prendre), a lease, a caveat or similar restriction over property;

(d) any interest or arrangement which has the effect of giving a person a preference, priority or advantage over any creditor;

(e) any other agreement, notice or arrangement having a similar effect to any of the above; or

(f) any agreement to create any of the above or allow any of them to exist.

Security Documents means:

(a) this Deed;

(b) any security document entered into in favour of the Secured Party, including without limitation a general security deed entered into by any of GFN Holdings, the Gratnor or GFN USA Holdings;

(c) each other document creating or evidencing or purporting to create or evidence a Security in favour of the Secured Party for any Secured Money or any Secured Obligations; and

(d) each document designated or agreed in writing by the Secured Party and the Grantor as being a 'Security Document' for the purposes of this definition and/or this document,

(e) each Pledge Agreement;

and **Security Document** means any of them as the context may require or permit.

Senior Note means the secured senior promissory note in the aggregate principal amount of US$54,000,000 issued by the Grantor and GFN Holdings to the Secured Party and any promissory note(s) issued to any assignee(s) pursuant to Section 13 of such secured senior promissory note, all of which are subject of the SPA and associated senior note deed, and any documents ancillary to same.

Serial Numbered Property means any Secured Property which may or must be described by serial number in a registration (as defined in the PPSA).

SPA means the Amended and Restated Securities Purchase Agreement entered into on or about 18 September 2017 between the Secured Party of the one part, and the Grantor, GFN, GFN Holdings and GFN USA Holdings of the other part.

Subsidiary means a subsidiary as defined under section 9 of the *Corporations Act*.

Suspicious Transaction means a transaction which the Secured Party suspects:

(a)   may breach any laws or regulations in Australia or any other country, including any AML CTF Laws;

(b)   involves any person that is itself sanctioned or is connected, directly or indirectly, to any person that is sanctioned under economic and/or trade sanctions imposed by the United States of America, the European Union or any other country; or

(c)   may directly or indirectly involve the proceeds of, or be applied for the purposes of, conduct which is unlawful in Australia or any other country.

Tax means any tax, levy, impost, duty or other charge, deduction or withholding of a similar nature (including any penalty, interest, fine or other charge payable in connection with any failure to pay or any delay in paying any of the same).

Transfer means, in relation to Marketable Securities that are:

(a)   Certificated, a blank executed document of transfer (including as set out in Schedule 3) in registrable form that is sufficient to transfer all legal and beneficial ownership in the Marketable Securities to the Secured Party or its representatives; and

(b)   Uncertificated Marketable Securities, a Holder Record or other statement or document that is analogous to or has a similar effect as a Holder Record.

Uncertificated Marketable Security means a Marketable Security forming part of the Secured Property that is not evidenced by a Certificate.

1.2   Interpretation

(a)   Any reference in this document to:

(i)   the **Secured Party**, the **Grantor** or any other party to an agreement or instrument includes its successors in title, permitted assigns and permitted transferees;

(ii)   a **Finance Document** or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, restated or novated;

(iii)   **indebtedness** includes any obligation (whether incurred as principal or as surety) for the payment or repayment of any amount, whether present or future, actual or contingent;

(iv)   a **person** includes any type of person or entity or body of persons, whether or not it is incorporated or has a separate legal identity, and includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership;

(v)   a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any Governmental Agency, and if not having the force of law, with which responsible entities in the position of the relevant party would normally comply;

(vi)   a **trustee** includes a reference to a responsible entity, where the context requires or permits;

(vii)   a **trust** includes a reference to a "managed investment scheme" (as defined in the Corporations Act), where the context requires or permits;

(viii)   a **lease** includes a reference to a lease, a lease of lease, any further derivative lease, a licence, any further derivative licence or a tenancy (however defined or described);

(ix)   the words **including, for example** or **such as** when introducing an example do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(x)   the word **agreement** includes an agreement, undertaking or other binding arrangement or understanding;

(xi)   a provision of law or a regulation is a reference to that provision as amended, consolidated, replaced or re-enacted;

(xii)   the singular includes the plural and the plural includes the singular;

(xiii)   words of any gender include all genders;

(xiv)   any thing (including any right, obligation or concept) includes each and any part of that thing but nothing in this paragraph 1.2(a)(xiv) implies or is to be interpreted as meaning that performance of part of an obligation constitutes performance of the obligation; and

(xv)   unless a contrary indication appears, a time of day is a reference to Sydney time.

(b)   Section, clause and schedule headings are for ease of reference only.

(c)   If a word or phrase is defined, any other grammatical form of that word or phrase has a corresponding meaning.

(d)   Unless a contrary indication appears, a reference to a clause, schedule or annexure is to a clause, schedule or annexure in or to this document, and a reference to this document includes any schedule or annexure in or to this document.

(e)   Unless a contrary indication appears, the following terms (whether capitalised, italicised or not) that are defined in the PPSA and not otherwise defined in this document have the meaning given to them in the PPSA if and when used in this document: 'amendment demand', 'attaches', 'chattel paper', 'circulating asset', 'financing change statement', 'financing statement', 'intermediated security', 'investment instrument', 'personal property', 'purchase money security interest', 'serial number' and 'verification statement'.

(f)   An Event of Default or Review Event that occurs continues or subsists or is continuing or subsisting until the Secured Party notifies the Grantor in writing that it has been remedied to the satisfaction of the Secured Party or waived by the Secured Party.

(g)   A reference to **Australian dollars, dollars**, **$** or **A$** is a reference to the lawful currency of Australia.

(h)   The words **related entity** have the meanings given to them in the Corporations Act.

(i)   Unless the context otherwise requires, the words **property** and **asset** are interchangeable when used in this document and in either case include any real or personal, present or future, tangible or intangible property or asset and any right, interest, revenue or benefit in, to, under or derived from the property or asset.

(j)   No provision of this document may be construed adversely to a party on the ground that the party or its advisers was responsible for the preparation of this document or that provision.

1.3 Non Business Days and Time

(a)   If the day on or by which a person must do something under this document is not a Business Day:

    (i)   if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

    (ii)   in any other case, the person must do it on or by the next Business Day in the same calendar month (if there is one) or on or by the preceding Business Day (if there is not).

(b)   If a time is not specified for the performance of an obligation under this document, it must be performed promptly.

1.4 Multiple parties

If a party to this document (other than the Secured Party) is made up of more than one person, or a term (other than Secured Party or party) is used in this document to refer to more than one party, then unless otherwise specified in this document:

(a)   an obligation of those persons is joint and several;

(b)   a right of those persons is held by each of them severally; and

(c)   any other reference to that party or that term is a reference to each of those persons separately, so that (for example) a representation or warranty relates to each of them separately.

1.5 Inconsistency with existing security documents

In respect of a Grantor, if a provision of this document is inconsistent with any other provision of a general security agreement or other security document granted by that Grantor in favour of the Secured Party, this document prevails to the extent of the inconsistency in respect of that Grantor.

2. Security

2.1 Security interest

To secure the punctual payment of the Secured Money and the punctual performance of the Secured Obligations, the Grantor grants to the Secured Party, as Collateral Agent for the benefit of the Holders, a security interest in and over all Secured Property. The Grantor expressly acknowledges and agrees that the Secured Money extends to any amounts (including damages) which may be payable, owing but not payable, or that otherwise remain unpaid, to the Secured Party by any of GFN, the Grantor, GFN Holdings and GFN USA Holdings, each being Related Bodies Corporate of the Grantor, and the Grantor obtains a direct or indirect benefit as a result of same.

2.2 Nature of security interest

(a) The security interest in clause 2.1 is:

   (i) a transfer by way of security of Secured Property consisting of accounts and chattel paper (each as defined in the PPSA) which are not, or cease to be, Revolving Assets; and

   (ii) a charge in and over all Secured Property to the extent the Secured Property is not transferred.

(b) The charge referred to in clause 2.2(a)(ii) is a floating charge over Revolving Assets and a fixed charge over all other Secured Property to the extent the Secured Property is not transferred.

2.3 Scope of security interest

For the purposes of section 20(2)(b) of the PPSA (but without limiting the meaning of "Secured Property" in this document), the Security granted in clause 2.1 is in and over all the Grantor's present and after-acquired property (as defined in the PPSA). This clause does not limit clause 2.1.

2.4 Obligations not transferred

The Grantor will at all times be and remain liable to perform and comply with all of its obligations in connection with any Secured Property despite any grant of any security interest in clause 2.1 being or operating as a transfer by way of security. The Secured Party will not have any liability or obligation to perform or comply with any of those obligations.

2.5 Priority

(a) Each Security granted in clause 2.1 is intended to take effect as a first ranking security subject only to any Security mandatorily preferred by law and any Permitted Security which the Secured Party agrees in writing ranks in priority to it.

(b) Nothing in this document restricts the Secured Party from claiming that a Security granted under this document is a purchase money security interest in respect of all or part of the Secured Property.

2.6 No postponement of attachment

Nothing in this document may be taken as an agreement that the PPS Security Interest granted in clause 2.1 attaches later than the time contemplated by section 19(2) of the PPSA.

2.7 Acknowledgment of no subordination

The Grantor acknowledges that the Secured Party does not agree and has not agreed to subordinate its Security in the Secured Property to any other interest in the Secured Property, except to the extent (if any) expressly provided by a Finance Document.

2.8 Contemporaneous Security

The Grantor expressly acknowledges and agrees that the Secured Party has the benefit of each of the Pledge Agreements and the Guarantee, which documents may secure some or all of the same obligations which are the subject of this Deed. No enforcement or attempted enforcement in any jurisdiction of any or all of the Pledge Agreements or the Guarantee at any time will in any way act as a waiver of any of the Secured Party's rights pursuant to this Deed and, to the extent permitted by law, the Secured Party may seek to enforce its rights under this Deed, the Pledge Agreements and/or the Guarantee contemporaneously.

3. Restrictions on dealing with Secured Property

3.1 Dealings with Secured Property and Revolving Assets

(a) **(restricted dealings)**

    (i) The Grantor must not do, or agree to do, any of the following unless it is permitted to do so by another provision in a Finance Document:

        (A) create or allow another interest (including any Security) in any Secured Property other than a Permitted Security; or

        (B) sell, convey, transfer, lease, surrender or otherwise dispose, or part with possession, of any Secured Property except with the prior written approval of the Secured Party.

    (ii) Where by law the Secured Party may not restrict the creation of any Security in relation to an asset ranking after the Security granted in clause 2.1:

        (A) Clause 3.1(a)(i) will not restrict that creation; and

        (B) the Grantor must ensure that, before that Security is created, the holder of that Security enters into a deed of priority with the Secured Party in form and substance satisfactory to the Secured Party. The Secured Party is not required to provide or make available any advance or financial accommodation to the Grantor, GFN Holdings, or GFN USA Holdings until, the deed of priority is entered into on terms and in form and substance satisfactory to the Secured Party.

(iii) The Grantor acknowledges and agrees that if it creates or allows another interest in any Secured Property, or disposes of or parts with possession of any Secured Property, in any such case in breach of this clause 3.1, then despite any of the foregoing occurring:

    (A) the Secured Party has not authorised the creating or allowance of another interest in the Secured Property, or the disposal of or parting with possession of the Secured Property, or agreed that any of the foregoing would extinguish any Security that the Secured Party holds in the Secured Property; and

    (B) the Security granted in clause 2.1 continues in the Secured Property.

(iv) The Grantor must give the Secured Party:

    (A) prompt notice of anything that occurs in breach of this clause 3.1; and

    (B) any information requested by the Secured Party in relation to any person who obtains or may obtain an interest in any asset or property the subject of this clause 3.1.

(v) The Grantor acknowledges that any notification or information provided under clause 3.1(a)(iv) does not cure or remedy any breach of this clause 3.1.

(b) **(DB Facility)**

The Grantor must do all such things as are reasonably necessary to ensure that there does not occur any event of default or default (however described), any review event (however described) or any termination event (however described) under any document forming part of the DB Facility.

(c) **(Control Event)** If a Control Event occurs in respect of any Secured Property then automatically:

(i) that Secured Property is not (and immediately ceases to be) a Revolving Asset; and

(ii) any floating charge over that Secured Property immediately operates as a fixed charge.

(d) **(conversion)** Any Secured Property, which:

(i) is not, or ceases to be, a Revolving Asset; and

(ii) becomes subject to a fixed charge under clause 3.1(c),

will become a Revolving Asset, or be subject to a floating charge, if the Secured Party gives the Grantor a notice to that effect:

(iii)   identifying the Secured Property; and

(iv)   specifying the conversion date.

This may occur any number of times.

(e)   **(inventory)** If any inventory is not, or ceases to be, a Revolving Asset, it is specifically appropriated to a security interest under this document and the Grantor must not remove it without the prior written consent of the Secured Party.

3.2   Attachment. Accessions, Fixtures and Commingling

Nothing in this document may be construed as an agreement or consent by the Secured Party to:

(a)   any Security other than any Permitted Security attaching to, or being created in, any Secured Property;

(b)   defer or postpone the date of attachment of a Security created under this document in any Secured Property;

(c)   any personal property that is not Secured Property becoming an accession to any Secured Property;

(d)   any Secured Property becoming a fixture or an accession to anything that is not also Secured Property; or

(e)   any Secured Property being manufactured, processed, assembled or commingled with anything that is not also Secured Property.

4.   Representations and warranties

4.1   Representations and warranties

The Grantor represents and warrants to the Secured Party that:

(a)   **(No consumer Secured Property)** no Secured Property is consumer property (as defined in the PPSA) or used predominantly for personal, domestic or household purposes;

(b)   **(No foreign property)** all Secured Property is situated in Australia, except to the extent as may be otherwise expressly permitted by the Secured Party in writing;

(c)   **(Serial Numbered Property)**:

(i)   the information in Schedule 1 is, as at the date of this document, true and complete in all respects and includes the details of all its material personal property (including each aircraft, coach or other vehicle required to conduct its core business) which the regulations under the PPSA require or permit to be described by serial number in a registration (as defined in the PPSA); and

(ii)   it has provided the Secured Party with the serial numbers that the Secured Party would require to make an effective registration (as defined in the PPSA) against all material Serial Numbered

Property (including each aircraft, coach or other vehicle required to conduct its core business);

(d) **(Secured Property)**

    (i) in respect of Secured Property that is not PPS Retention of Title Property, it is the sole legal and sole beneficial owner of that property;

    (ii) in respect of Secured Property that is PPS Retention of Title Property, it has sufficient rights to grant a Security in that property to the Secured Party; and

    (iii) the Security granted in clause 2.1 is an effective security in the Secured Property.

(e) **(no Security)** no Secured Property is subject to a Security other than a Permitted Security; and

(f) **(no Controller)** no Controller is currently appointed in relation to it or any of its property.

4.2 Repetition of representations and warranties

The representations and warranties in this clause are taken to be repeated on each date from the date of this document until all the Secured Money is irrevocably paid, repaid and satisfied in full, on the basis of the facts and circumstances existing as at each such date respectively.

4.3 No representations by the Secured Party

The Grantor acknowledges that it has not relied and will not rely on any financial or other advice, representation, statement or promise provided or made by or on behalf of the Secured Party in deciding to enter into any Finance Document or to exercise any right or perform any obligation under any Finance Document.

4.4 Finance Documents representations

The Grantor represents and warrants that all representations and warranties given by the Grantor in any Finance Document are correct and not misleading or will be when given.

5. Grantor's undertakings

5.1 General undertakings

The Grantor must:

(a) **(Events of Default)** procure and ensure that no Event of Default or Review Event occurs;

(b) **(obligation to pay)** punctually pay, and procure the punctual payment of, the Secured Money when it becomes payable in accordance with the terms of any written agreement between GFN, the Grantor, GFN Holdings, or GFN USA Holdings, as the case may be, and the Secured Party or, in the absence of any agreement or after default under any agreement, on demand by the Secured Party;

(c) **(obligation to perform)** punctually perform each of its obligations, and procure and ensure that GFN, the Grantor, GFN Holdings, or GFN USA Holdings, as the case may be, punctually performs each of their respective obligations, under each Finance Document to which it and/or GFN, the Grantor, GFN Holdings, or GFN USA Holdings, as applicable, is a party;

(d) **(registration and stamping)** at its own cost:

(i) assist the Secured Party to ensure that any security interest (as defined in the PPSA) created by this document is immediately registered on the PPS Register, and that this document is immediately registered with any Governmental Agency and on any other register specified by the Secured Party if the Secured Party determines that registration is necessary to perfect the Security granted in clause 2.1 or to protect the rights or priority of the Secured Party; and

(ii) ensure that this document is stamped for the proper amount within the period provided by law in each state and territory of Australia in which this document is required to be stamped; and

(e) **(registration and stamping Taxes)** pay or procure that there is paid, or immediately on demand reimburse the Secured Party for or procure that the Secured Party is reimbursed for, all stamp duty, registration and other similar Taxes which are or may be payable or determined to be payable by the Secured Party or GFN, the Grantor, GFN Holdings, or GFN USA Holdings, as the case may be, in connection with any Finance Document. The Grantor must pay or procure that there is paid all interest, fines, penalties and charges for late payment or non-payment of those Taxes.

(f) **(Constitutional Documents)** comply with its Constitutional Documents, and, not without the prior written consent of the Secured Party, amend its Constitutional Documents.

5.2 Reports and information

The Grantor must give the Secured Party, or procure that the Secured Party is given:

(a) **(garnishee)** a copy of any garnishee notice, or any notice under section 120 of the PPSA, that is given to any person in relation to any amount that the person owes or may owe at any time to the Grantor, as soon as the Grantor becomes aware of the notice;

(b) **(general information)** notice:

(i) at least 30 days prior to any change in the name, ABN, ARBN or ARSN of or allocated to it, together with details of the proposed new name, ABN, ARBN or ARSN;

(ii) at least 30 days prior to anything happening in respect of it or any Secured Property that would mean that any information in a registration (as defined in the PPSA) in relation to the Security granted under this document is or would become incorrect or misleading in any respect;

(iii) promptly if:

(A) it acquires, or enters into an agreement to acquire:

(I)   any interest in real property;

(II)   any property in relation to which a Security may be perfected by control (as defined in the PPSA); or

(III)   any property which the regulations under the PPSA provide must or may be described by serial number in a registration (as defined in the PPSA); or

(B)   any Secured Property with a value greater than A$10,000 is moved outside Australia; and

(iv)   promptly on request by the Secured Party:

(A)   of each purchase money security interest over or in respect of any of its property and each Security over or in respect of any of its property that is perfected by control (as defined in the PPSA); and

(B)   of the value, present location and serial number (if applicable) of its Secured Property;

(c)   **(registration details)** all information that the Secured Party needs in order to ensure that any registration of the Security granted in clause 2.1 on the PPS Register or any other register that the Secured Party chooses is, and remains, fully effective or perfected (or both), and that the Security has the priority contemplated by clause 2.5.

5.3   Other undertakings regarding Secured Property

The Grantor must:

(a)   **(carrying on business)**

(i)   carry on its business in a proper and efficient manner; and

(ii)   not make any change to the general nature or scope of its business from that carried on at the date of this document without the Secured Party's prior written consent;

(b)   **(comply with obligations)** to the extent not prohibited or restricted from doing so in accordance with the provisions of any Finance Document, do everything the Grantor is required to do under or in connection with Secured Property;

(c)   **(accessions, commingling)** not permit any Secured Property to be installed on or become a fixture or accession to or commingled with anything that is not also Secured Property;

(d)   **(possession)** if it receives any deed or document of title relating to any Secured Property (including without limitation a Certificate), or if it receives any negotiable or other instrument or security, immediately give it to the Secured Party;

(e)   **(Marketable Securities)**:

(i)   do anything required by the Secured Party to ensure that the Secured Party's Security in any Marketable Security, instrument or security (negotiable or otherwise) is recorded by any relevant clearing house or securities depository and on the records maintained by or on behalf of the relevant issuer, or on the records of any sponsor, nominee or agent that holds a Marketable Security for the Grantor;

(ii)   provide to the Secured Party on execution of this document in the case of any Marketable Securities in which it has an interest, or immediately on the acquisition of any Marketable Securities, or at any other time required by the Secured Party, a Transfer in relation to those relevant Marketable Securities provided however that the details of the date of transfer and the transferee shall be left blank;

(iii)   on execution of this document in the case of any Marketable Securities in which it has an interest, or immediately on the acquisition of any Marketable Securities, or at any other time required by the Secured Party, and where any of those Marketable Securities are not Certificated, deposit with the Secured Party all Documents of Title (including without limitation a Holder Record or other statement or document that is analogous to or has a similar effect as a Holder Record) in relation to those relevant Marketable Securities; and

(iv)   on execution of this document in the case of any Marketable Securities in which it has an interest, or immediately on the acquisition of any Marketable Securities, or at any other time required by the Secured Party, and where any of those Marketable are Certificated, deposit with the Secured Party all Documents of Title (including without limitation a Certificate) in relation to those relevant Marketable Securities;

(f)   **(calls on capital)** not, without the Secured Party's consent:

(i)   call up or receive in advance of calls any of the uncalled capital secured by this document; or

(ii)   apply the uncalled capital to any purpose except towards payment of the Secured Money;

(g)   **(perfection by control)** to the extent that any Secured Property is of a type in which a security interest can be perfected by control (as defined in the PPSA), do anything that the Secured Party may require to enable it to perfect its Security by control (as defined in the PPSA);

(h)   **(chattel paper)** if the Secured Party requests, give the Secured Party possession of any Secured Property that is chattel paper;

(i)   **(nameplates)** if the Secured Party requests:

(i)   affix to any Secured Property a readily visible fireproof plate or sign that:

(A)   brings the existence of the Secured Party's interest in that property to the attention of other persons; and

(B)   states that a disposal of that property or the granting of a Security in that property which is not otherwise permitted under a Finance Document will breach that Finance Document; and

(ii)   not remove or change, or allow any person to remove or change, that plate or sign without the Secured Party's consent; and

(j)   **(Grantor as a secured party)** if the Grantor is or could be a secured party in respect of any PPS Security Interest, implement, maintain and comply with procedures (which the Secured Party requires or which are prudent for a person conducting a similar business) to identify and perfect the PPS Security Interest. These include procedures to ensure that the PPS Security Interest is continuously perfected, including all steps necessary:

(i)   for the Grantor to obtain the highest ranking priority possible in respect of the PPS Security Interest (such as perfecting a purchase money security interest or perfecting a PPS Security Interest by control (as defined in the PPSA)); and

(ii)   to minimise the risk of a third party acquiring an interest free of the PPS Security Interest (such as including serial numbers in a financing statement).

5.4   Undertakings relating to Serial Numbered Property

If the Grantor gives the Secured Party a PPS Security Interest in any Serial Numbered Property, the Grantor must:

(a)   **(notify details)**

(i)   provide the Secured Party in writing with the serial numbers that the Secured Party would require to make an effective registration (as defined in the PPSA) against all Serial Numbered Property, either on execution of this document in respect of material personal property (including each aircraft, coach or other vehicle required to conduct its core business) or (if later) when the Serial Numbered Property becomes Secured Property; and

(ii)   notify the Secured Party immediately in writing of any serial number when it is allocated to any Secured Property; and

(b)   **(serial numbers)** not change or remove the serial number of any Serial Numbered Property after it has disclosed the number to the Secured Party, except with the Secured Party's consent.

5.5   Undertakings in relation to Related Bodies Corporate

In the event that at any time the Secured Party exercises its rights pursuant to any Security Document, the Grantor must ensure as follows:

(a)   in the event that the Secured Party has exercised any rights under any Security Document which results in the transfer to the Secured Party or its nominee of any Marketable Securities in the Grantor, the Grantor must do all such things as are necessary to promptly ensure that any transfer of such Marketable Securities is approved and registered by the Grantor in favour of the Secured Party or its nominee and to the extent that the Secured Party has a right to appoint directors or other officers of the Grantor (whether pursuant to statute, law, contract or otherwise), the Grantor must do all such things as are necessary to ensure that those directors or other officers nominated by the Secured Party are promptly appointed; and

(b)   in the event that the Secured Party has exercised any rights under any Security Document which results in the Secured Party becoming a shareholder of a Related Bodies Corporate of the Grantor, or the Secured Party being entitled to appoint a director or other officer of a Related Bodies Corporate of the Grantor, the Grantor must not do anything, or omit to do anything, which may inhibit the Secured Party obtaining the full benefit of such rights.

5.6   General Indemnity

The Grantor must indemnify the Secured Party, each Authorised Representative and agent of the Secured Party, each Receiver of the Grantor or each Receiver appointed in relation to any property of the Grantor, each Attorney, and any other person appointed under a Finance Document or the Corporations Act by or on behalf of the Secured Party (each an **Indemnified Person**) against, and must pay each Indemnified Person within three Business Days of demand the amount of, all Losses reasonably paid, suffered or incurred by the Indemnified Person in connection with:

(a)   the occurrence of any Event of Default or Review Event;

(b)   investigating any event which the Secured Party reasonably believes is an Event of Default or Review Event;

(c)   the administration, and any actual or attempted preservation or enforcement, of any rights, powers, discretions and/or remedies under or properly corresponding to any Finance Document and/or any transaction contemplated by any of them;

(d)   any information produced or approved by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings under or in connection with the Finance Documents or the transactions they contemplate being or being alleged to be misleading or deceptive in any respect;

(e)   acting or relying on any notice, consent, request, instruction, demand, approval or other communication or other document (including any of the foregoing given by fax or electronic communication (such as by email) or verbally (such as by telephone)) which it reasonably believes to be genuine, correct and appropriately authorised;

(f)   any enquiry, investigation, subpoena (or similar order) or litigation with respect of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or with respect to the transactions contemplated or financed under any Finance Document;

(g)   a failure by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings to pay any amount due under a Finance Document on its due date or any financial accommodation provided to any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings under a Finance Document being repaid or becoming due for repayment other than on its scheduled payment date, including Losses an Indemnified Person pays, suffers or incurs because of:

(i)   the cancellation, termination, unwinding or alteration of any swap or other arrangement made by an Indemnified Person to fund the financial accommodation or other payment; or

(ii)   any liquidation or re-employment of deposits or other funds acquired by any Indemnified Person to fund the financial accommodation or other payment;

(h)   the Secured Property or anything done or omitted to be done in connection with the Secured Property;

(i)   anything any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings is required to do or an Indemnified Person is permitted to do under any clause in any Finance Document relating or referring to any PPS Law, or any action taken by an Indemnified Person under or in relation to any PPS Law, including any registration, or any response to an amendment demand or a request under section 275 of the PPSA;

(j)   an Indemnified Person agreeing or providing an indemnity in favour of or reimbursing or agreeing to reimburse any Receiver of any of the Grantor, GFN Holdings, or GFN USA Holdings or any property of any of the Grantor, GFN Holdings, or GFN USA Holdings, any Attorney, any other person appointed under a Finance Document, and/or any other person appointed under the Corporations Act by or on behalf of the Secured Party in connection with any of the Grantor, GFN Holdings, or GFN USA Holdings or any property of any of the Grantor, GFN Holdings, or GFN USA Holdings;

6.   Secured Party's powers

6.1   Secured Party may exercise powers without notice

Subject to clause 15.6, to the full extent permitted by law, the Secured Party is not required to give any notice or allow any time to elapse before:

(a)   enforcing a Finance Document;

(b)   appointing a Receiver; or

(c)   exercising any power, right, discretion or remedy given to the Secured Party by any law or any Finance Document,

and the Grantor waives any statutory requirements for notice or lapse of time.

6.2   Secured Party's right to make good a default

(a)   If the Grantor breaches this document, the Secured Party may do everything it considers to be necessary or desirable to attempt to remedy the breach to the Secured Party's satisfaction. The Secured Party is not obliged to do so. Any liabilities or expenses incurred by the Secured Party in attempting to remedy any such breach must be reimbursed by the Grantor on demand and, pending reimbursement, will be part of the Secured Money.

(b)   Clause 6.2(a) does not limit any other right the Secured Party has under this document or at law.

6.3   Powers on enforcement

If this document has become enforceable, the Secured Party or any of its Authorised Representatives, without notice to the Grantor, may do any one or more of the following:

(a)   do all things, and exercise all rights, powers, remedies and discretions, that a secured party with a Security in, or that a mortgagee or an absolute owner of, the Secured Property can or could do or that the Grantor can or could do;

(b)   exercise any of the rights, powers. remedies and discretions that might be exercised by a Receiver at law, under this document or otherwise even if a Receiver has not been appointed;

(c)   seize any Secured Property and/or dispose of any Secured Property in such manner and generally on such terms and conditions as the Secured Party thinks desirable; and

(d)   complete any Transfer or instrument of any nature executed by or on behalf of the Grantor in blank and deposited with the Secured Party, in favour of, or take any other action required to transfer any Secured Property to, the Secured Party or any appointee of the Secured Party or any other person.

6.4   Calls

(a)   If this document has become enforceable, the Grantor authorises the Secured Party, each of the Secured Party's Authorised Representatives and any Receiver to:

(i)   make calls on the members of the Grantor in relation to the Grantor's uncalled capital;

(ii)   sue (in the name of the Grantor or otherwise) to recover amounts due in relation to calls; and

(iii)   give valid receipts for those amounts.

If this document has become enforceable, the Grantor's directors may not do so.

(b)   This authority is not terminated by any change in the Grantor's directors and is assignable.

6.5   Discharge or acquire prior Security

(a)   If this document has become enforceable, the Secured Party or any of its Authorised Representatives, without notice to the Grantor, may do any one or more of the following:

(i)   purchase a debt or liability secured by a prior Security (including a debt secured by a Permitted Security);

(ii)   pay the amount required to discharge or satisfy that debt or liability; and

(iii)   take a transfer or assignment of that Security and any Guarantee, document or right ancillary or collateral to it.

(b)   If the Secured Party exercises any right under clause 6.5(a):

(i)   the Grantor is indebted to the Secured Party for the same amount paid by the Secured Party or the amount of the debt or liability acquired (whichever is higher) and that amount is immediately payable to the Secured Party and forms part of the Secured Money;

	(ii)	the Secured Party may rely on a written notice from the holder of a prior Security (**Prior Secured Party**), or an ancillary or collateral document, as to the amount and property secured by that prior Security; and
	(iii)	the Prior Secured Party need not enquire whether any amount is owing under a Finance Document.

6.6 Co-operation in exercise of power of sale

If this document has become enforceable and the Secured Party or a Receiver wishes to exercise a right to sell or otherwise dispose of any Secured Property, the Grantor must do or cause to be done all things required by the Secured Party or the Receiver to enable an expeditious sale, transfer or other disposal of the Secured Property to the purchaser, transferee or other person to or in favour of whom the disposal is to be made.

7. Power of Attorney

7.1 Appointment of Attorneys

The Grantor irrevocably appoints the Secured Party and each Authorised Representative of the Secured Party, and as an independent appointment appoints any Receiver, severally its attorney, at the Grantor's cost, to:

(a) (**all acts necessary**) do anything necessary or desirable in the opinion of the Secured Party or the Attorney to:

    (i) complete this document;

    (ii) give full effect to this document;

    (iii) better secure the Secured Property to the Secured Party in a manner consistent with this document; or

    (iv) assist in the execution or exercise of any power under this document,

including execute any Transfer (including any Transfer in blank) or other document; and

(b) if an Event of Default occurs:

    (i) (**recover Secured Property**) demand, sue for, recover and give discharge for the Secured Property;

    (ii) (**commence actions**) commence, carry on, enforce, settle, arrange and compromise any proceedings to obtain or enforce the payment or delivery of the Secured Property;

    (iii) (**bankruptcy and winding up**) take any necessary proceedings to procure the bankruptcy or the winding up of any debtor of the Grantor in connection with the Secured Property, and attend and vote at meetings of creditors, receive dividends in any bankruptcy or appoint a proxy for any of these things;

    (iv) (**compound debts**) compound, settle or compromise any debt of the Grantor in connection with the Secured Property;

(v) **(execute deeds)** execute any agreement including any deed of assignment, composition or release in connection with the Secured Property;

(vi) **(exercise rights)** exercise all or any powers, rights, discretions and remedies available to the Grantor in connection with the Secured Property (including rights available under the Corporations Act or any other statute);

(vii) **(transfer Marketable Securities)** transfer to the Secured Party (or its nominee) any Marketable Securities by way of completion of any Transfer the subject of clause 5.3; and

(viii) **(general)** do anything else that the Grantor must or may do, or that the Secured Party may do, under this document or by law.

7.2 General

(a) Each Attorney may appoint and remove substitutes, and may delegate its powers (including this power of delegation) and revoke any delegation.

(b) An Attorney may do anything contemplated by this clause even if the Attorney is affected by an actual or potential conflict of interest or duty, or might benefit from doing it.

(c) An Attorney may do anything contemplated by this clause in its name, in the name of the Grantor or in the name of both of them.

(d) The Grantor must ratify anything done by an Attorney under this clause.

(e) The Grantor gives the power of attorney in this clause:

(i) to secure performance by the Grantor of its obligations to the Secured Party under this document and any property interest of the Secured Party under this document; and

(ii) for valuable consideration, receipt of which is acknowledged by the Grantor.

8. Enforcement

8.1 Circumstances when this document may be enforced

The Secured Money will immediately become payable at the Secured Party's option (despite any delay or previous waiver of the right to exercise that option) without the need for any demand or notice under this document or under another Finance Document, and this document will immediately become enforceable (whether or not the Secured Money has become payable in this manner), if any Event of Default occurs.

8.2 Enforcement despite earlier payment

This document may be enforced:

(a) even if the Secured Party accepts a payment of interest or other amount after the occurrence of any Event of Default; and

(b)   without the need for any notice to, or of any consent or agreement of, the Grantor or any other person.

9.   Appointment of Receiver

9.1   Appointment

If this document has become enforceable (whether or not the Secured Party has entered into possession of all or any of the Secured Property) the Secured Party or any Authorised Representative of the Secured Party may at any time:

(a)   appoint any person or any two or more persons severally or jointly and severally to be a receiver or receiver and manager (or an additional receiver or receiver and manager) of Secured Property;

(b)   remove or terminate the Receiver and in case of the removal, termination, retirement or death of any Receiver appoint another as a replacement; and

(c)   fix and vary the remuneration of the Receiver.

Subject to clause 9.2, every Receiver appointed under this subclause will be the Grantor's agent and the Grantor alone will be responsible for the Receiver's acts, omissions, defaults, remuneration, costs and expenses.

9.2   Receiver other than as Grantor's agent

(a)   The Secured Party by notice to the Grantor and the Receiver may require the Receiver to act as the Secured Party's agent.

(b)   The power to appoint a Receiver under this clause may be exercised even though:

(i)   at the time when this document becomes enforceable or when an appointment is made, an order may have been made or a resolution may have been passed to wind up the Grantor or an Insolvency Event may have occurred in respect of the Grantor; or

(ii)   a Receiver appointed in the circumstances specified in the preceding paragraph may not, or may not in some respects, act as the Grantor's agent.

(c)   Each party agrees that if a Receiver is appointed under this document on the basis of an Event of Default which subsequently ceases to subsist, the Event of Default is taken to continue to subsist for the purposes of the Receiver's appointment under this document.

9.3   Powers of Receiver

Unless the terms of a Receiver's appointment state otherwise, the Receiver will have full power to do all or any of the following:

(a)   **(Grantor obligations under this document)** perform any obligation of the Grantor under this document or any other Finance Document including making payments to any person holding Security in the Secured Property;

(b)   **(Grantor obligations general)** perform, observe, carry out or enforce any deeds, contracts, obligations or rights of the Grantor in respect of the Secured Property;

(c)   **(manage, possession, control)** manage, take possession of, or take control of, collect and get in the Secured Property and for that purpose to take proceedings (in the name of the Grantor or otherwise);

(d)   **(give up possession)** give up possession of the Secured Property;

(e)   **(dealings without possession)** deal with the Secured Property without taking possession and without liability for any Loss resulting from failing to take possession or the need to account as Secured Party or mortgagee in possession;

(f)   **(exercise Secured Party's rights)**

    (i)   exercise all or any of the Secured Party's powers, rights, discretions and remedies under this document; and

    (ii)   comply with the directions given by the Secured Party;

(g)   **(carry on business)**

    (i)   carry on or agree to carry on the business of the Grantor in and with the Secured Property and to stop doing so; and

    (ii)   effect all repairs, purchases and insurances, and generally to do everything that the Grantor might do in the ordinary conduct of its business to:

        (A)   protect or improve the Secured Property; or

        (B)   obtain income or returns from the Secured Property and to conduct the Grantor's business,

    without being responsible for any Loss;

(h)   **(borrow)**

    (i)   borrow from the Secured Party or (with the Secured Party's consent) any other person any amount that may be required for any of the purposes mentioned in clause 9.3(g); and

    (ii)   (in the name of the Grantor or otherwise) secure any amount borrowed by granting a Security in the Secured Property so that the Security may rank in priority to, equally with or after the Security granted in clause 2.1,

without the Secured Party being bound to enquire whether the borrowing is necessary or proper or responsible for the misapplication or non–application of any amount borrowed;

(i)   **(hire out, lease or license)** hire out, lease or license the Secured Property (including in the name of the Grantor) for any term at the rent or licence fee and on terms that seem desirable to the Receiver (with or without a purchase option and whether or not the Receiver has taken possession);

(j)   **(exercise rights)** exercise all or any powers, rights, discretions and remedies of the Grantor or in connection with the Secured Property (including rights available under the Corporations Act or any other statute);

(k)   **(registration)** do everything necessary to obtain registration of the Secured Property in the Secured Party's name or in the name of the Secured Party's nominee;

(l)   **(settle disputes)**

    (i)   settle, arrange and compromise any accounts, claims, questions or disputes that may arise in connection with the Grantor's business or the Secured Property or in any way relating to this document; and

    (ii)   execute releases or other discharges in relation to the settlement, arrangement, or compromise;

(m)   **(sell)** sell (whether or not the Receiver has taken possession), exchange or otherwise dispose of (absolutely or conditionally) the Secured Property (or agree to do so):

    (i)   whether or not the Grantor has carried out any work on the Secured Property or otherwise prepared the Secured Property for sale;

    (ii)   with or without other property;

    (iii)   by public auction, private sale or tender for cash or on credit;

    (iv)   whether or not the reserve price for a sale by auction or tender is disclosed;

    (v)   in one lot or in parcels;

    (vi)   with or without special conditions, (such as conditions as to title or time or method of payment of purchase money) including by allowing the purchase money to remain:

        (A)   outstanding on any security over the property sold or over any other property; or

        (B)   owing without any security; and

    (vii)   on other terms the Receiver considers desirable,

without being responsible for any loss;

(n)   **(transfer on sale)** execute transfers and assignments of the Secured Property (including in the name of the Grantor), and do everything to complete any sale under clause 9.3(m) that the Receiver thinks necessary;

(o)   **(transfer to Crown)** surrender, dedicate or transfer any real property constituting the Secured Property to the Crown or any Governmental Agency or exchange lands with any person (with or without receiving any money);

(p) **(calls)** make calls on the members of the Grantor in relation to the Grantor's uncalled capital, sue (in the name of the Grantor or otherwise) to recover amounts due in relation to calls, give valid receipts for those amounts and assign any power in relation to calls on the members of the Grantor;

(q) **(services for use)** provide services and equipment for use with the Secured Property on any terms it thinks fit;

(r) **(approvals)** prepare plans and specifications and obtain approvals from any Governmental Agency in relation to the Secured Property;

(s) **(subdivision)** subdivide, convert to strata title, community or Torrens title or consolidate the Secured Property and effect any necessary works on the Secured Property for this purpose;

(t) **(create easements)** create any easements or covenants affecting or in favour of the Secured Property and effect any necessary works on the Secured Property for this purpose;

(u) **(property acquisition)** acquire any additional property to develop, sell or lease with the Secured Property;

(v) **(removal of chattels or fixtures)** remove any chattels or fixtures from any real estate constituting the Secured Property and dispose of, sell, or otherwise deal with them (with or without receiving any money);

(w) **(insure)** insure the Secured Property that is of an insurable nature against risks of destruction, loss or damage for the amounts and on the terms that the Receiver thinks appropriate;

(x) **(sever fixtures)** sever fixtures belonging to the Grantor and sell them apart from any other part of the Secured Property;

(y) **(employees and agents)** engage employees, agents, consultants, lawyers, advisers and contractors for any of the purposes of this clause on terms that the Receiver thinks appropriate;

(z) **(give receipts)** give receipts for all money and other property that may come into the hands of the Receiver in exercise of any power given by this document;

(aa) **(enforce contracts)** carry out and enforce or otherwise obtain the benefit of all contracts:

(i) entered into or held by the Grantor in connection with the Secured Property; or

(ii) entered into in exercise of the powers given by this document;

(bb) **(make debtors bankrupt)** make debtors bankrupt and wind up companies or other applicable entities and do everything in connection with any bankruptcy or winding up that the Receiver thinks desirable to recover or protect Secured Property;

(cc) **(execute documents)** enter into and execute any document or agreement in the name of the Receiver or the name or on behalf of the Grantor including bills of exchange, cheques or promissory notes for any of the purposes of this document;

(dd) (**vote**) exercise any voting rights or powers in respect of any part of the Secured Property;

(ee) (**perform undertakings**) do everything necessary to perform any undertaking of the Grantor in this document;

(ff) (**receive money**) receive all money or other property payable or deliverable to the Grantor from the Secured Property;

(gg) (**bank accounts**) operate any bank account of the Grantor (including making deposits and withdrawals in connection with any bank account);

(hh) (**file**) file all certificates, registrations and other documents and take any and all action on behalf of any Grantor which the Receiver believes is necessary to protect, preserve or improve any or all of the Secured Property and/or the rights of any Grantor and/or the Secured Party corresponding to any Secured Property;

(ii) (**desirable or incidental matters**):

    (i) do or cause to be done everything that the Receiver thinks desirable in the interests of the Secured Party; and

    (ii) do anything incidental to the exercise of any other power;

(jj) (**take legal proceedings**) take proceedings (including in the name of the Grantor) in connection with any of the above; and

(kk) (**compromise**) make any settlement, arrangement or compromise regarding any action, proceeding or dispute arising in connection with the Secured Property, grant to any person involved time or other indulgence and execute all related releases or discharges as the Receiver thinks expedient in the interests of the Secured Party;

(ll) (**appeal**) appeal against or enforce any judgment or order in respect of the Secured Property;

(mm) (**delegate**) with the Secured Party's consent delegate any of the powers given to the Receiver by this clause to any person;

(nn) (**ability of Grantor**) do anything the Grantor could do in relation to the Secured Property;

(oo) (**Do all other things**) do all things the law allows an owner of any interest in the Secured Property, or any Controller of the Secured Property, to do;

(pp) (**General**) exercise all or any of the rights, powers, discretions or remedies given by law to mortgagees in possession, receivers or receivers and managers.

10. Protection of Secured Party and Appointees

10.1 Protection of Secured Party and Receiver

(a) The Secured Party is not obliged to, but may, do the following:

    (i) notify any debtor or member of the Grantor or any other person of this document; or

(ii) enforce payment of any amount payable to the Grantor, or take any step or proceeding for any similar purpose.

(b) None of the Secured Party, any of its Authorised Representatives or agents, any Attorney or any Receiver is liable for any omission or delay in exercising any power, right, discretion or remedy under this document or for any loss or irregularity that may occur in relation to the exercise or non–exercise of any of them.

10.2 Conflict of interests

The Secured Party, an Authorised Representative or agent of the Secured Party, an Attorney, Receiver or other person appointed by the Secured Party under this document may exercise or agree to exercise a power given by this document or by law even though that person may have a conflict of interests in exercising the power.

10.3 Liability for Loss

(a) None of the Secured Party, an Authorised Representative or agent of the Secured Party, an Attorney, a Receiver or any other person appointed by the Secured Party under this document is liable for any Loss that the Grantor suffers as a direct or indirect result of:

(i) the exercise or attempted exercise of, or failure to exercise, or non-exercise of, any of its rights, powers, remedies and/or discretions contained in this document; or

(ii) any release or dealing with any other Guarantee or Security (including any prejudice to or loss of the Grantor's rights of subrogation).

(b) If the Secured Party, any Authorised Representative or agent of the Secured Party, an Attorney or a Receiver enters into possession of Secured Property, none of the Secured Party, any of its Authorised Representatives or agents, any Attorney or any Receiver is liable:

(i) to account as a secured party or mortgagee in possession or for anything except actual receipts; or

(ii) for any Loss on realisation or for any default or omission for which a secured party in possession might be liable.

11. Protection of Third Parties

11.1 Protection of persons dealing with the Secured Party or Receiver

No person acquiring any money or property from or paying or handing over any money or property to or otherwise dealing with the Secured Party, an Authorised Representative or agent of the Secured Party, an Attorney, a Receiver or other person appointed by the Secured Party under this document, or to whom is tendered for registration an instrument executed by the Secured Party, an Authorised Representative or agent of the Secured Party, an Attorney, a Receiver or other person appointed by the Secured Party under this document, will be:

(a) bound to inquire:

(i) whether the Secured Party or the relevant Authorised Representative or agent of the Secured Party, Attorney, Receiver or other person appointed by the Secured Party under this document has the right to dispose of any money or property;

(ii) whether any Event of Default has occurred or is subsisting;

(iii) whether this document is, has become or remains enforceable;

(iv) whether any of the Secured Money is owing or payable;

(v) whether the relevant Authorised Representative or agent of the Secured Party, Attorney, Receiver or other person appointed by the Secured Party under this document has been properly appointed;

(vi) as to the propriety or regularity of the exercise or purported exercise of any right, remedy, power or discretion including any of the foregoing in connection with any sale, disposal or dealing; or

(vii) as to any other matter or thing corresponding to any of the foregoing;

(b) affected by actual or constructive notice that any transaction, document, sale, disposal or other dealing is unnecessary or improper; or

(c) concerned to see to the application of any money or property.

Despite any irregularity or impropriety in a sale, disposal or dealing, it is to be treated, for the protection of the purchaser, transferee or other party to the disposal or dealing, as being authorised by this document and valid.

11.2 Receipts

A receipt that the Secured Party, one of its Authorised Representatives or agents, an Attorney or a Receiver gives for any amount payable to or receivable by the Secured Party or the Receiver because of this document will:

(a) relieve the person paying or handing over money or other property from all liability:

(i) for the application (or any loss or misapplication) of the money or other property;

(ii) to enquire about any of the matters referred to in clause 11.1(a); and

(iii) (where applicable) as to the propriety or regularity of the appointment of the Receiver; and

(b) discharge the person paying that amount from its liability to pay that amount.

12. Application of Money

12.1 Order

(a) Money or amounts that the Secured Party or a Receiver receives under or because of this document is to be applied, after satisfaction of any claims that the Secured Party or the Receiver is aware is a claim that ranks in priority to the Security granted in clause 2.1, in the following order or in any other order that the Secured Party may determine in its absolute discretion, subject to any applicable law requiring application to the contrary (for example, section 140 of the PPSA, if and to the extent applicable) to the extent that such law cannot be contracted out of:

    (i) **(expenses)** first in payment of all expenses that the Secured Party or the Receiver incurs in or incidental to the exercise or attempted exercise of a power or otherwise in relation to any Finance Document;

    (ii) **(outgoings)** then in payment of any other outgoings that the Receiver or the Secured Party thinks it appropriate to pay;

    (iii) **(Receiver)** then in payment to the Receiver of any remuneration (whether by way of commission or otherwise);

    (iv) **(indemnities)** then in payment to the Secured Party or the Receiver of any amount necessary to give effect to any indemnity contained in or incorporated by reference into this document; and

    (v) **(Secured Money)** then in payment to the Secured Party of the remainder of the Secured Money.

(b) Any surplus will belong to the Grantor or other persons entitled to it. The Secured Party or the Receiver may pay the surplus to the credit of a bank account in the name of the Grantor or other person entitled to it or into court and will then be under no further liability in relation to it. The surplus will not accrue interest. No trust arises over the surplus.

(c) When the Secured Party or a Receiver receives an amount under or because of this document, and applies it in payment of the Secured Money, the Secured Party or the Receiver (as the case may be) may apply different parts of the amount received to different parts of the Secured Money, regardless of any appropriation by the Grantor, as the Secured Party or Receiver chooses.

12.2 Only actual receipts credited

In applying any amount towards the Secured Money, the Grantor will be credited only with the amount that the Secured Party actually receives for that purpose. The credit will date from the time of receipt.

12.3 Compensation

If any compensation becomes payable for the Secured Property, the Secured Party may:

(a) apply the sum received on account of any compensation, at the Secured Party's option, in or towards repayment of the Secured Money;

(b)   make, enforce, settle or compromise any claims relating to compensation; and

(c)   execute any necessary assurances and releases in the name of the Grantor and the Secured Party.

If any compensation comes into the hands of the Grantor before a final irrevocable discharge of this document, the Grantor must immediately pay it to the Secured Party.

12.4   Certificates and disputes

(a)   The Secured Party may rely on a certificate issued by any person who claims to be entitled to any amount received from the exercise of any right in relation to the Secured Property which states that the Grantor owes it a certain amount, without making any further enquiry.

(b)   If there is any dispute between any persons (other than the Secured Party) regarding an entitlement to receive any amount received from the exercise of any right in relation to the Secured Property, the Secured Party may pay that amount into court, and after doing so does not have any further obligation in respect of that amount.

12.5   No interest

The Secured Party is not obliged to pay interest to any person on any amount received from the exercise of any right in relation to the Secured Property.

12.6   Payment into bank account

The Secured Party or the Receiver may pay any amount to the credit of a bank account in the name of a person to whom it is obliged to pay any amount received from the exercise of any right in relation to the Secured Property, and having done so is under no further liability in respect of that amount.

12.7   Amounts contingently due

(a)   If any part of the Secured Money is contingently owing to the Secured Party when an amount is being applied under clause 12.1 the Secured Party or Receiver may:

(i)   retain an amount equal to the amount contingently owing, or any part of it; and

(ii)   put that amount in a suspense account.

(b)   If the amount which is contingently owing:

(i)   becomes payable; or

(ii)   ceases to be contingently owing,

the Secured Party or Receiver must apply the amount retained (and any interest earned on it) in accordance with clause 12.1.

13. Continuing Security and Third Party Provisions

13.1 Nature of obligations and enforcement

The Grantor's obligations in this document:

(a)   are principal obligations, and not ancillary or collateral to any other right or obligation; and

(b)   may be enforced against the Grantor without the Secured Party first being required to:

     (i)   exhaust any remedy it may have against any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, or any other remedy it may have against the Grantor; or

     (ii)   enforce any other Security or Guarantee it may hold relating to the Secured Money or the Secured Obligations.

13.2 Preservation of Grantor's obligations

The Grantor's obligations in this document are absolute, unconditional and irrevocable. The liability of the Grantor under this document extends to and is not affected by any circumstance, act or omission which, but for this subclause, might otherwise affect it at law or in equity including:

(a)   the grant of any time, waiver or other indulgence or concession;

(b)   the discharge or release of any of GFN the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(c)   any transaction or arrangement that may take place between the Secured Party and any of GFN the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(d)   the occurrence of an Insolvency Event in relation to any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(e)   the Secured Party or any other person dealing or not dealing in any way with any other Guarantee, Security, document or agreement;

(f)   the Secured Party or any other person:

     (i)   exercising or not exercising any other Guarantee or Security or any right or remedy conferred on it by law or in equity or by any document or agreement; or

     (ii)   not recovering any amount owing by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings;

(g)   any variation (including a variation which increases, or extends the duration of, the Secured Money or which increases or changes any Secured Obligations), replacement, extinguishment, unenforceability, failure, loss, abandonment or transfer of any document or agreement relating to the Secured Money or the Secured Obligations (including this document and any other Guarantee or Security held by the Secured Party from any person at any time);

(h)   the obligations of the Grantor or any other person under this document or any other document or agreement relating to the Secured Money or the Secured Obligations or this document (including any other Guarantee or Security) being or becoming illegal, void, voidable, unenforceable or disclaimed by a liquidator or trustee for creditors or in bankruptcy;

(i)   the Secured Party not giving the Grantor notice of any default by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(j)   the Secured Party not disclosing any information to the Grantor;

(k)   any representation made or information given by the Secured Party to the Grantor;

(l)   any change in the legal capacity, rights or obligations of, or other circumstance related to, any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(m)   any legal limitation, disability, incapacity or other circumstance related to any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, or any other person;

(n)   any invalidity or irregularity in the execution of any Finance Document or any deficiency in the powers of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings;

(o)   any assignment by the Secured Party, with or without the knowledge of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings;

(p)   any obligation of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings being discharged by operation of law;

(q)   any person who was intended to be bound as a guarantor or surety in relation to the Secured Money and/or the Secured Obligations not becoming bound or ceasing to be bound;

(r)   any laches, acquiescence, delay, act, omission or mistake on the part of, or suffered by, the Secured Party or any other person, in relation to this document or any other Guarantee, Security, document or agreement;

(s)   the receipt by the Secured Party or any other person of any dividend or amount after an Insolvency Event in relation to any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or any other person;

(t)   any judgment or right which the Secured Party may have or exercise against any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or any other person;

(u)   the opening or operation of a new account by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings with the Secured Party or any other person;

(v)   the amendment of the constitution, trust deed or other constituent document of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings;

(w)   if any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings is a member of a partnership, firm, joint venture or association, any change in the structure, membership, name or business of that partnership, firm, joint venture or association;

(x)   if any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings is a trustee of a trust, any breach or variation of the terms of that trust; or

(y)   if any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings is a director or shareholder of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings, any change in that directorship or shareholding.

13.3   Continuity

Each Security granted in clause 2.1:

(a)   is a continuing security, and remains in full force until a final irrevocable discharge of that Security is given to the Grantor under clause 14 despite any transaction or other thing (including a settlement of account or intervening payment); and

(b)   will apply to the present and future balance of the Secured Money and to the present and future Secured Obligations.

13.4   Limitations on Grantor's rights

Until the Secured Money has been irrevocably paid, repaid and satisfied in full and the Secured Obligations have been irrevocably performed and satisfied in full, the Grantor may not:

(a)   share in any Guarantee, Security or amount received or receivable by the Secured Party in relation to the Secured Money or the Secured Obligations or stand in the place of the Secured Party in relation to any Guarantee, Security or right to receive any amount;

(b)   take any steps to enforce a right or claim against any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings relating to any amount paid by the Grantor to the Secured Party under this document or any other Finance Document;

(c)   have or exercise any rights as surety in competition with the Secured Party;

(d)   receive, claim or have the benefit of any payment (including a payment under a Guarantee), distribution or Security from or on account of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or any other person;

(e)   in reduction of its liability under this document, raise a defence, set off or counterclaim available to itself, any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or a co-surety or co-indemnifier against the Secured Party or claim a set off or make a counterclaim against the Secured Party; or

(f)   claim to be entitled by way of contribution, indemnity, subrogation, marshalling or otherwise to the benefit of any document or agreement to which the Secured Party is a party.

13.5   No marshalling

The Secured Party is not under any obligation to marshal or appropriate in favour of the Grantor or to exercise, apply, perfect or recover any Security that the

Secured Party holds at any time or any funds or property that the Secured Party may be entitled to receive or have a claim on.

13.6   Effect of Insolvency Event

(a)   If any of the Grantor, GFN Holdings, or GFN USA Holdings is wound up or bankrupted, the Grantor irrevocably authorises the Secured Party to:

    (i)   prove for all amounts that the Grantor has paid under this document; and

    (ii)   retain and carry into a suspense account and appropriate at the Secured Party's discretion any dividends and other amounts received in relation to the Secured Money,

until the Secured Money has been irrevocably paid, repaid and satisfied in full and the Secured Obligations have been irrevocably performed and satisfied in full. The Secured Party is not obliged to do this.

(b)   If an Insolvency Event has occurred in relation to any of the Grantor, GFN Holdings, or GFN USA Holdings, any amount paid by GFN, the Grantor, GFN Holdings, or GFN USA Holdings (as the case may be) (**relevant payment**) will only be applied against any Secured Money if:

    (i)   the Secured Party forms the opinion in good faith (which will be conclusively binding on the Grantor) that it will not be required to pay the relevant payment to any person under any law relating to bankruptcy, winding up or the protection of creditors; or

    (ii)   a final judgment is given by a court of competent jurisdiction in favour of the Secured Party that it is not required to pay the relevant payment to any person under any law relating to bankruptcy, winding up or the protection of creditors.

(c)   If an amount is applied against any Secured Money and the Secured Party pays or determines that it is obliged to pay the relevant amount to any person under any law relating to bankruptcy, winding up or the protection of creditors:

    (i)   the Secured Party's rights are to be reinstated and will be the same in relation to that amount as if the application, or the payment or transaction giving rise to it, had not been made; and

    (ii)   the Grantor must immediately do anything (including the signing of documents) required by the Secured Party to restore to the Secured Party any Guarantee or Security to which it was entitled immediately before that application or the payment or transaction giving rise to it.

(d)   Any discharge or release between the Secured Party and the Grantor is subject to reinstatement of the Secured Party's rights under this subclause.

13.7   Notice of other interests in Non-PPS Property

(a)   If the Secured Party receives notice of a subsequent interest in any Non-PPS Property, it may open a new account in the Grantor's name in the books of the Secured Party.

(b)   If the Secured Party does not open a new account under clause 13.7(a), it is taken to have done so at the time it received notice of the subsequent interest.

(c)   From the time the new account is opened or taken to be opened, the following amounts will be, or will be taken to be, debited or credited (as applicable) to the new account:

(i)   all financial accommodation made by the Secured Party to the Grantor; and

(ii)   all payments and repayments made by the Grantor to the Secured Party.

(d)   Payments, repayments and other amounts from the new account will only be applied in reduction of other Secured Money to the extent there is no debit balance in that account.

(e)   If requested by the Secured Party, the Grantor must ensure that any other holder of a Security in Non-PPS Property enters into an agreement with the Secured Party:

(i)   under which the holder agrees that the Secured Party's Security ranks ahead of that holder's Security, for all the amount owing that is incurred after that holder's Security was granted; and

(ii)   which is otherwise satisfactory to the Secured Party in form and substance.

(f)   The Secured Party may notify the Grantor that its obligation to provide further financial accommodation under any Finance Document is terminated, in which case its obligation to do so terminates immediately, if:

(i)   the Secured Party receives notice of a subsequent Security (other than a Permitted Security) which affects any Non-PPS Property; and

(ii)   it is of the opinion that any financial accommodation provided to the Grantor will not rank ahead of that subsequent Security.

(g)   If this clause 13.7 is inconsistent with any other Finance Document, this clause prevails to the extent of the inconsistency.

14.   Release

The Secured Party must at the request and cost of the Grantor release the Secured Property from the Security created by this document and transfer back to the Grantor any remaining Secured Property transferred by way of security to the Secured Party under this document:

(a)   when the Secured Party is satisfied that:

(i)   all the Secured Money has been irrevocably paid, repaid and satisfied in full or satisfied in accordance with this document and (without limiting this) that clause 13.6 and clause 18.13 will not later apply; and

(ii)   all the Secured Obligations have been irrevocably performed and satisfied in full; and

(iii)   no amount remains contingently payable or may become payable on the security of this document (including under an indemnity); and

(iv)   if a an Event of Default has occurred, the Secured Party has not sold or agreed to sell the Secured Property and is not deemed to have taken any Secured Property in satisfaction of the Secured Money or the Secured Obligations; and

(b)   on payment or retention of all costs and expenses incurred by or payable to the Secured Party, its Authorised Representatives or any Receiver or Attorney in connection with the foregoing.

Any discharge is subject to clause 13.6 and clause 18.13.

15.   Personal Property Securities Act

15.1   PPSA Further steps

If the Secured Party determines that a Finance Document (or a transaction in connection with it) is or contains a security interest for the purposes of the PPSA, the Grantor agrees to do anything (such as obtaining consents, signing and producing documents, getting documents completed and signed and supplying information) which the Secured Party asks and considers necessary for the purposes of:

(a)   providing more effective security over the property subject to the security interest for payment of the Secured Money or performance of the Secured Obligations; or

(b)   ensuring that the security interest is enforceable, perfected (including, where possible, by control (as defined in the PPSA) in addition to registration) and otherwise effective; or

(c)   enabling the Secured Party to apply for any registration, or give any notification, in connection with the security interest so that the security interest has the priority required by the Secured Party; or

(d)   enabling the Secured Party to exercise rights in connection with the security interest or the property subject to the security interest.

15.2   PPSA undertaking

If the Grantor holds any security interests for the purposes of the PPSA, the Grantor agrees to promptly take all reasonable steps which are prudent for its business under or in relation to the PPSA, including doing anything reasonably requested by the Secured Party for that purpose, and to implement, maintain and comply in all material respects with procedures for the perfection of those security interests. These procedures must include procedures designed to ensure that the Grantor takes all steps under the PPSA to perfect continuously any such security interest including all steps necessary:

(a)   for the Grantor to obtain the highest ranking priority possible in respect of the security interest (such as perfecting a purchase money security interest or perfecting a security interest by control (as defined in the PPSA)); and

(b)   to reduce as far as possible the risk of a third party acquiring an interest free of the security interest (such as including the serial number in a financing statement for personal property that may or must be described by a serial number).

If the Secured Party asks, the Grantor agrees to arrange at the Grantor's expense an audit of the above PPSA procedures. The Secured Party may ask the Grantor to do this if it reasonably suspects that the Grantor is not complying with this clause.

15.3   Costs of further steps and undertaking

Everything the Grantor is required to do under this clause 15 is at the Grantor's expense. The Grantor agrees to pay or reimburse the costs and expenses of the Secured Party in connection with anything the Grantor is required to do under this clause 15.

15.4   Exclusion of PPSA provisions

To the extent the law permits:

(a)   for the purposes of sections 115(1) and 115(7) of the PPSA:

    (i)   the Secured Party need not comply with sections 95, 118, 121(4), 125, 130, 132(3)(d) or 132(4); and

    (ii)   sections 142 and 143 are excluded;

(b)   for the purposes of section 115(7) of the PPSA, the Secured Party need not comply with sections 132 and 137(3); and

(c)   if the PPSA is amended after the date of this document to permit the Grantor and the Secured Party to agree not to comply with or to exclude other provisions of the PPSA, the Secured Party may notify the Grantor that any of those provisions is excluded, or that the Secured Party need not comply with any of those provisions, as notified to the Grantor by the Secured Party.

15.5   Exercise of rights by Secured Party

If the Secured Party exercises a right, power or remedy in connection with this document, that exercise is taken not to be an exercise of a right, power or remedy under the PPSA unless the Secured Party states otherwise at the time of exercise. However, this clause does not apply to a right, power or remedy which can only be exercised under the PPSA.

15.6   No notice required unless mandatory

To the extent the law permits, the Grantor waives:

(a)   its rights to receive any notice that is required by:

    (i)   any provision of the PPSA (including a notice of a verification statement); or

    (ii)   any other law before the Secured Party or a Receiver exercises a right, power or remedy; and

(b)   any time period that must otherwise lapse under any law before the Secured Party or Receiver exercises a right, power or remedy.

If the law which requires a period of notice or a lapse of time cannot be excluded, but the law provides that the period of notice or lapse of time may be agreed, that period or lapse is one day or the minimum period the law allows to be agreed (whichever is the longer).

However, nothing in this clause prohibits the Secured Party or any Receiver from giving a notice under the PPSA or any other law.

15.7   Confidentiality Agreement

(a)   In this clause 15.7, all references to sections are to sections in the PPSA.

(b)   The parties agree not to disclose information of the kind mentioned in section 275(1), except in the circumstances required by sections 275(7)(b) to (e). The Grantor must obtain the Secured Party's consent before authorising the disclosure of information under section 275(7)(c) or requesting information under section 275(7)(d). Nothing in this paragraph prevents any disclosure by the Secured Party that it believes is necessary to comply with its other obligations under the PPSA.

(c)   To the extent that it is not inconsistent with clause 15.7(b) constituting a 'confidentiality agreement' for the purposes of section 275(6)(a), the Grantor agrees that the Secured Party may disclose information of the kind mentioned in section 275(1) to the extent that the Secured Party is not doing so in response to a request made by an 'interested person' (as defined in section 275(9)) pursuant to section 275(1).

(d)   Each party consents to the disclosures made in accordance with this clause.

15.8   PPS Security Interests

(a)   The Grantor acknowledges that this document gives rise, or may give rise, to one or more PPS Security Interests.

(b)   To the extent that any such PPS Security Interest can be perfected by control (as defined in the PPSA), the Grantor must do anything required by the Secured Party to enable it to perfect that PPS Security Interest by control (as defined in the PPSA).

(c)   To the extent that any such PPS Security Interest is over personal property of a type referred to in section 340(5) of the PPSA, the Grantor must do anything required by the Secured Party to enable it to control (as defined in the PPSA) that property for the purposes of section 340(2)(b) of the PPSA.

15.9   Authority to register and waiver of right to receive verification statements

The Grantor acknowledges that the Secured Party may, at the Grantor's cost, register one or more financing statements, or give any notification, in relation to any PPS Security Interest provided for by this document.

15.10   Appointment of Grantor as nominee

For the purposes of section 153 of the PPSA, the Secured Party appoints the Grantor as its nominee, and authorises the Grantor to act on its behalf, in connection with a registration under the PPSA of any security interest in favour of the Grantor which is:

(a)   evidenced or created by chattel paper;

(b)   perfected by registration under the PPSA; and

(c)   transferred to the Secured Party under this document.

This authority ceases when the registration is transferred to the Secured Party.

15.11   Other rights

Where the Secured Party has rights, powers, remedies and discretions in addition to, or existing separately from, those in Chapter 4 of the PPSA, those rights, powers, remedies and discretions will continue to apply and are not limited or excluded (or otherwise adversely affected) by the PPSA. This is despite clause 15.4 or any other provisions of a Finance Document.

16.   Anti-money laundering

16.1   Anti-money laundering

(a)   The Grantor agrees that the Secured Party may delay, block or refuse to process any Suspicious Transaction without incurring any liability to any person.

(b)   Notwithstanding any other provision of any Finance Document to the contrary, the Grantor must provide all information and documents to the Secured Party which the Secured Party reasonably requires in order to manage its money-laundering, terrorism-financing or economic and/or trade sanctions risk or to comply with AML CTF Laws or any other laws or regulations in Australia or any other country.

(c)   The Grantor agrees that the Secured Party may disclose any information or documents concerning the Grantor to any law enforcement agency, regulatory agency, court or other person where required by any law or regulation in Australia or elsewhere and such disclosure will not breach any duty (including any duty of confidentiality) owed by the Secured Party to any other party to any Finance Document. The Grantor releases the Secured Party in respect of any claim they would otherwise have in respect of such disclosure.

(d)   Unless the Grantor has disclosed that it is acting in a trustee capacity or on behalf of another party, the Grantor represents and warrants that it is acting on its own behalf in entering into the Finance Documents to which it is a party.

(e)   The Grantor declares and undertakes to the Secured Party that the processing of any transaction by the Secured Party in accordance with the Grantor's instructions will not breach any laws or regulations in Australia or any other country.

(f)   Notwithstanding any other provision of any Finance Document to the contrary, the Secured Party is not obliged to do or omit anything if it would, or might in its reasonable opinion, constitute a breach of any AML CTF Laws or economic and/or trade sanctions laws or regulations applicable to the Secured Party, including, as applicable, the Charter of the United Nations Act 1945 (Cth), the Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth) and the Autonomous Sanctions Regulations 2011 (Cth).

17.   Amendment and assignment

17.1   Amendment

This document can only be amended or replaced by another document executed by the parties.

17.2   Assignment

(a)   The Grantor may not assign, novate, transfer, sub-participate, encumber, declare a trust over or otherwise deal with all or any of its rights and/or obligations under this document without the prior written consent of the Secured Party.

(b)   The Secured Party may assign, novate, transfer, sub-participate, encumber, declare a trust over or otherwise deal with all or any of its rights and/or obligations under this document without being required to obtain the consent of any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings or to provide any notice to any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings. The Secured Party may disclose to any potential holder of any right and/or obligation any information relating to the Finance Documents or any party to them.

(c)   The Grantor agrees to do or execute anything reasonably requested by the Secured Party to effect an assignment, novation, transfer or other dealing under this clause 17.2.

(d)   This document is subject to Section 15.4 of the SPA.

18.   General

18.1   Governing law

This document is governed by New South Wales law.

18.2   Jurisdiction

(a)   The courts having jurisdiction in New South Wales have exclusive jurisdiction to settle any dispute arising out of or in connection with this document (including a dispute regarding the existence, validity or termination of this document) (**Dispute**).

(b)   The parties agree that those courts are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.

(c)   Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph 18.2(a)above.

(d) This clause 18.2 is for the benefit of the Secured Party only. As a result, the Secured Party will not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Party may take concurrent proceedings in any number of jurisdictions.

18.3 Liability for own expenses

The Grantor is liable for its own costs and expenses in complying with this document, including where it does so at the Secured Party's request or for the Secured Party's benefit.

18.4 Giving effect to documents

(a) The Grantor must do anything (including executing any Transfer in blank or any other transfer or other document), and must ensure that its employees and agents do anything, that the Secured Party may reasonably require to:

(i) give full effect to each Finance Document;

(ii) better or more fully secure the rights, remedies and powers of the Secured Party under each Finance Document or to enable the Secured Party to exercise those rights, remedies and/or powers;

(iii) better or more fully secure the property the subject of any Security Document to the Secured Party;

(iv) bind the Grantor and any other person intended to be bound under any Finance Document;

(v) enable the Secured Party to register any power of attorney contained in any Finance Document;

(vi) show whether the Grantor and/or any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings is complying with each or any Finance Document;

(vii) continuously perfect the Security created or intended to be created under or evidenced by any Security Document or other Finance Document;

(viii) facilitate the exercise of any rights, powers and/or remedies of the Secured Party provided by, under or pursuant to any Finance Documents or law;

(ix) ensure that each Security created under or evidenced by any Finance Document is enforceable and effective;

(x) protect the Secured Party's position under each Finance Document and/or in relation to any property referred to in this clause 18.4 in the context of the PPSA;

(xi) enable the Secured Party to apply for any registration, or give any notification, or do any other thing in connection with any Security so that the Security has the priority intended by the Secured Party; and/or

(xii) enable the Secured Party to exercise rights, powers and/or remedies in connection with any Security.

(b)   The Grantor agrees that the Secured Party may complete and fill in any blanks in any Finance Document or in any document connected with a Finance Document (such as financing statements, financing change statements, amendment demands or transfers for any part of the Secured Property).

18.5   Right to make good a default

(a)   If the Grantor breaches this document, the Secured Party may do everything it considers to be necessary or desirable to attempt to remedy the breach to the Secured Party's satisfaction. The Secured Party is not obliged to do so. Any liabilities or expenses incurred by the Secured Party in attempting to remedy any such breach must be reimbursed by the Grantor on demand.

(b)   Clause 18.5(a) does not limit any other right the Secured Party has under this document or at law.

18.6   Certificates and disputes

(a)   The Secured Party may rely on a certificate issued by any person who claims to be entitled to any amount received from the exercise of any right in relation to the Secured Property which states that the Grantor owes it a certain amount, without making any further enquiry.

(b)   If there is any dispute between any persons (other than the Secured Party) regarding an entitlement to receive any amount received from the exercise of any right in relation to the Secured Property, the Secured Party may pay that amount into court, and after doing so does not have any further obligation in respect of that amount.

18.7   Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of the Secured Party, any Attorney or any Receiver, any right or remedy under the Finance Documents will operate as a waiver, nor will any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. A waiver of a right on one or more occasions does not operate as a waiver of that right or as an estoppel precluding enforcement of that right if it arises again. The rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

18.8   Operation of this document

(a)   Any right that the Secured Party, an Attorney or a Receiver may have under the Finance Documents is in addition to, and does not replace or limit, any other right that the Secured Party, an Attorney or the Receiver may have.

(b)   If, at any time, any provision of this document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

18.9   Operation of indemnities

(a)   Each indemnity in this document survives the expiry or termination of this document.

(b)   The Secured Party or any other person indemnified under this document may recover a payment under an indemnity in this document before it makes the payment in respect of which the indemnity is given.

(c)   If a provision of this document is expressed to:

(i)   indemnify;

(ii)   exclude or limit any liability of; or

(iii)   otherwise benefit,

a person who is not a party to this document, the Grantor agrees that the Secured Party holds the benefit of that indemnity, exclusion, limitation or other benefit on trust for that person and may enforce this document on their behalf and for their benefit.

(d)   Unless the Secured Party directs or instructs to the contrary, a person who is entitled to be indemnified under this document may recover the amount to be indemnified direct from the Secured Property.

18.10   Consents

Where a Finance Document contemplates that the Secured Party, a Receiver or an Attorney may agree or consent to something (however it is described), the Secured Party, the Receiver or the Attorney, as the case may be, may:

(a)   agree or consent, or not agree or consent, in its absolute discretion; and

(b)   agree or consent subject to conditions,

unless that document expressly contemplates otherwise.

18.11   Statements by the Secured Party

A statement by the Secured Party or by an authorised representative or attorney of the Secured Party on any matter relating to this document (including any amount owing by any of GFN, the Grantor, GFN Holdings, or GFN USA Holdings) is conclusive unless clearly wrong on its face.

18.12   Set–off and Combination of Accounts

(a)   If an Event of Default or Review Event occurs the Secured Party may, but need not, set off any obligation due from the Grantor under the Finance Documents against any obligation owed by the Secured Party to the Grantor (whether or not matured), regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Secured Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

(b)   If an Event of Default or Review Event occurs the Secured Party may, but need not, combine any account that the Grantor holds with it at any branch or office (in Australia or elsewhere) with any amount owing by the Grantor to it under the Finance Documents. For this purpose the Secured Party may change the terms (including the repayment date) of any account or other payment obligation between the parties and convert amounts into different currencies at a market rate of exchange.

18.13 Reinstating avoided transaction

(a) The Grantor agrees that if a payment or other transaction relating to the Secured Money or the Secured Obligations is void, voidable, unenforceable or defective for any reason or a related claim is upheld, conceded or settled (each an **Avoidance**), then even if the Secured Party knew or should have known of the Avoidance:

    (i) each right, remedy, power or discretion of the Secured Party, any Receiver or any Attorney under this document or any other Finance Document will be what it would have been, and will continue, as if the payment or transaction the subject of the Avoidance had not occurred; and

    (ii) the Grantor must immediately execute and do anything required by the Secured Party to restore to the Secured Party its position immediately before the Avoidance (including reinstating any Finance Document).

(b) This clause 18.13 survives any termination or full or partial discharge or release of this document or any other Finance Document.

18.14 No merger

Nothing in this document merges with any other Security, or any Guarantee, judgment or other right or remedy, that the Secured Party, any Receiver or an Attorney may hold at any time.

18.15 Exclusion of contrary legislation

Any legislation that affects an obligation of the Grantor in a manner that is adverse to the interests of the Secured Party, any Receiver or any Attorney, or adversely affects the exercise by the Secured Party, any Receiver or any Attorney of a right or remedy, under or relating to this document is excluded to the full extent permitted by law.

18.16 Consideration

Each party acknowledges receiving good and valuable consideration for entering into this document and incurring obligations under this document.

18.17 Counterparts

This document may be executed in counterparts.

18.18 Execution by fewer than all parties

This document binds each of the persons executing it even if:

(a) one or more of the persons named in this document as the Grantor does not execute this document or is not bound or ceases to be bound by this document; or

(b) the Secured Party does not execute or only subsequently executes this document.

18.19 Execution Declaration

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

18.20 Tax gross-up

(a) The Grantor must make all payments to be made by it under this Deed without any tax deduction unless such tax deduction is required by law.

(b) The Grantor must promptly upon becoming aware that it must make a tax deduction (or that there is any change in the rate or the basis of a tax deduction) notify the other Parties.

(c) If a tax deduction is required by law to be made by the Grantor, the Grantor must pay an additional amount together with the payment so that, after making any tax deduction, the Secured Party receives an amount equal to the payment which would have been due if no tax deduction had been required.

(d) If the Grantor is required to make a tax deduction, the Grantor must make that tax deduction and any payment required in connection with that tax deduction within the time allowed and in the minimum amount required by law.

(e) Within 30 days of making either a tax deduction or any payment required in connection with that tax deduction, the Grantor must deliver to the Secured Party evidence satisfactory to the Secured Party, acting reasonably, that the tax deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

18.21 Tax indemnity

(a) The Grantor must (within three Business Days of demand by the Secured Party) pay to the Secured Party, or procure that there is paid to the Secured Party, an amount equal to the Loss which the Secured Party determines will be or has been (directly or indirectly) suffered or incurred for or on account of tax by the Secured Party in respect of this Deed or a transaction or payment under it.

(b) Paragraph 18.21(a) above does not apply:

(i) with respect to any tax assessed on the Secured Party under the law of the jurisdiction in which the Secured Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which the Secured Party is treated as resident for tax purposes if that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum actually or deemed to be received or receivable) by the Secured Party; or

(ii) to the extent the relevant Loss is compensated for by an increased payment under clause 18.20.

(c) If the Secured Party makes or intends to make a claim under paragraph 18.21(a) above, the Secured Party must promptly notify the Grantor of the event which will give, or has given, rise to the claim.

18.22 Stamp duties, registration and similar Taxes

The Grantor must:

(a)   pay; and

(b)   within three Business Days of demand, indemnify the Secured Party against any Loss that the Secured Party suffers or incurs in relation to,

all stamp duty, registration and other similar taxes payable in respect of this Deed.

19.   Notices

19.1   Communications in writing

Subject to clause 19.6, any communication to be made under or in connection with the this Deed must be made in writing and, unless otherwise stated, may be made by fax or letter or by electronic transmission.

19.2   Addresses

Subject to clause 19.6, the address and fax number and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Deed is that identified in the Details section at the beginning of this document or in Schedule 2 or any substitute address, fax number, email address, or department or officer as the Party may notify to the other party by not less than five Business Days' notice.

19.3   Delivery

(a)   Subject to clause 19.6, any such communication or document will only be effective:

(i)   if by way of fax, when received in legible form;

(ii)   if by way of letter, when it has been left at the relevant address or three Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii)   if by way of electronic transmission when received in legible form by the recipient and, if a particular department or officer is specified as part of its address details provided in the Details section at the beginning of this document or in Schedule 2 of this document or in any substitute address, fax number, email address, or department or officer as the Party may notify to the other party, if addressed to that department or officer.

(b)   Subject to clause 19.6, any communication or document to be made or delivered to the Secured Party will be effective only when actually received by the Secured Party and then only if it is expressly marked for the attention of the department or officer specified as part of its address details provided in the Details section at the beginning of this document or in Schedule 2 of this document (or any substitute department or officer as the Secured Party specifies for this purpose).

(c)   If delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the communication is taken to be received at 9.00am on the next Business Day.

(d)   All notices must be signed by an Authorised Representative of the sender.

19.4   Reliance

Any communication sent under this clause 19 (*Notices*) can be relied on by the recipient if the recipient reasonably believes the communication to be genuine and if it bears what appears to be the signature (original or facsimile) of an Authorised Representative of the sender (without the need for further enquiry or confirmation). Each Party must take reasonable care to ensure that no forged, false or unauthorised communications are sent to another Party.

19.5   English language

(a)   Any notice given under or in connection with any this Deed must be in English.

(b)   All other documents provided under or in connection with this Deed must be:

    (i)   in English; or

    (ii)   if not in English, and if so required by the Secured Party, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

19.6   Electronic Communications

(a)   In this clause 19.6:

    Communication means any instruction, notice, consent, request, approval, acceptance, confirmation, information or document.

    Electronic Communication means a Communication transmitted by electronic means, including facsimile, email or any other electronic way of sending, receiving and/or retrieving data now or in the future.

(b)   If the Grantor sends Electronic Communications:

    (i)   the Grantor acknowledges that there are risks in communicating in this manner and agrees that it is responsible for those risks;

    (ii)   the Grantor must comply with any security measures agreed with the Secured Party (**security procedures**); and

    (iii)   if the Secured Party receives an Electronic Communication it believes to be genuine and which complies with the security procedures (if any):

        (A)   the Secured Party need not verify the authenticity or completeness of the Communication, even if the Communication instructs the Secured Party to make a payment; and

(B)   any such Communication will be treated as authorised by the Grantor and will be binding on it.

(c)   The Secured Party may give the Grantor notice at any time that it will no longer accept any, or specified, Electronic Communications. The notice is effective from when it is received by the Grantor until the Secured Party notifies the Grantor in writing that it will again accept Electronic Communications, or Electronic Communications of the specified type, as the case may be.

20.   Guarantee

20.1   Guarantee

The Grantor irrevocably and unconditionally:

(a)   guarantees to the Secured Party the due and punctual performance of each of the Grantor's, GFN's, GFN Holding's and GFN USA Holding's (**Obligated Party**) obligations or liabilities of any kind under or in connection with any Finance Document or any transaction contemplated by them (**Guaranteed Obligations**);

(b)   undertakes to the Secured Party that whenever an Obligated Party does not perform any Guaranteed Obligation in a timely manner, the Grantor shall immediately perform the relevant Guaranteed Obligation, as if it was the principal obligor; and

(c)   agrees with the Secured Party that if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Secured Party immediately on demand against any cost, loss or liability it incurs as a result of the breach or non-fulfilment by an Obligated Party of any of its Guaranteed Obligations which would, but for such unenforceability, invalidity or illegality, have been required to have been performed on the date when it would have been due.

20.2   Continuing guarantee

The guarantee set out in this clause 20 is a continuing guarantee and remains in full force and effect for so long as any Obligated Party has any liability or obligation to the Secured Party in respect of any Guaranteed Obligation and until all of those liabilities or obligations have been fully satisfied and discharged.

20.3   Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of an Obligated Party or any security for those obligations or otherwise) is made by the Secured Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Grantor under this clause 20 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

20.4   Extent of guarantee and indemnity

The obligations of the Grantor under this clause 20 will not be affected by an act, omission, matter or thing which, but for this clause 20, would reduce, release or prejudice, in whole or in part, any of its obligations under this clause 20 (without limitation and whether or not known to it or the Secured Party) including:

(a) the grant to any Obligated Party or any other person, of any time, waiver or other indulgence, or the discharge or release of any Obligated Party or any other person from any liability or obligation;

(b) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of any Obligated Party or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(c) any legal limitation, incapacity or lack of power, authority or legal personality of any Obligated Party;

(d) the amendment, replacement, extinguishment, unenforceability, failure, loss, release, discharge, abandonment or transfer either in whole or in part and either with or without consideration, of any security now or in the future held by the Secured Party from an Obligated Party or any other person or by the taking of or failure to take any security;

(e) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Documents or any other document or security; or

(f) any insolvency or similar proceedings.

20.5 Immediate recourse

The Grantor irrevocably waives any right it may have of first requiring the Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Grantor under this clause 20. This waiver applies irrespective of any law or any provision of an agreement to the contrary.

20.6 Additional security

The guarantee set out in this clause 20 is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Secured Party.

21. Agency

For the avoidance of doubt, the Grantor expressly acknowledges and agrees that:

(a) the Secured Party has entered into this deed in its own capacity and as Collateral Agent for each Holder;

(b) the Secured Party, as Collateral Agent for the Holders, shall be authorized:

(i) to perform, exercise, and enforce any and all rights and remedies of the Holders under this deed; and

(ii) to act with respect to all Secured Property under this deed, including for purposes of acquiring, holding and enforcing any and all security interests in the Secured Property; and

(c)   a Holder may at any time exercise any rights and remedies the Secured Party may have (to the extent it relates to the relevant Holder), perform any obligations the Secured Party may have (to the extent it relates to the relevant Holder), or receive the benefit of any indemnity which is granted to the Secured Party (to the extent it relates to the relevant Holder) in place of the Secured Party in accordance with the terms hereof.

Schedule 1 – Serial numbered property

The Secured Party has a Security in serial numbered goods which are Secured Property irrespective of whether they are listed below. This Schedule provides additional information about the Secured Property to which it refers.

eg Motor Vehicles

Grantor	Name of Manufacturer	No of Manufacturer*	Model Name	Year Made	Registration No	Vehicle Identification or Chassis Number*	Engine No	Principal Location

Schedule 2 – Notice Details

Secured Party:

Bison Capital Partners V, L.P.

233 Wilshire Boulevard

Suite 425

Santa Monica, CA 90401

Attention: Douglas B. Trussler
Telephone: 310.260.6570
Facsimile: 310.260.6576

Email: dtrussler@bisoncapital.com

Grantor:

c/o General Finance Corporation

39 East Union Street

Pasadena, California 91103

Attention: Christopher A. Wilson

Telephone: 626.204.6308
Facsimile: 626.795.8090

Email: notices@generalfinance.com

Schedule 3 – Share Transfer Form

STAMP DUTY (if applicable)	Not applicable	
FULL NAME OF COMPANY	Full name:	ACN
DESCRIPTION OF SECURITIES ("SECURITIES")	Class: Ordinary	
	Quantities:	
FULL NAME OF TRANSFEROR / SELLER		ACN
CONSIDERATION / PRICE		Date of transfer / purchase: __ / __ / 20
FULL NAME OF TRANSFEREE / BUYER		ACN
ADDRESS OF TRANSFEREE / BUYER		
REGISTRATION REQUEST	Please register the transfer of the Securities from the Transferor to the Transferee.	

I, the Transferor and the registered holder of the Securities, for the consideration stated, transfer the Securities to the Transferee.

I, the Transferee, accept the transfer of the Securities. I agree to continue to be bound by the Constitution of the Company on being registered as the holder of the Securities.

EXECUTION BY TRANSFEROR / SELLER	**EXECUTED** by))) in accordance with section 127 of the) *Corporations Act 2001* (Cth):)) ....) ....) Signature of Director / Secretary Signature of Director))) .... Name of Director (block letters) Name of Director / Secretary (block letters)
Date executed / signed	__ / __ / 20

EXECUTION BY TRANSFEREE / BUYER		
	EXECUTED by)	
	)	
	)	
	in accordance with section 127 of the *Corporations Act 2001* (Cth):)	
	)	
	)	....
	....)	Signature of Director / Secretary
	Signature of Director)	
	)	
	)	....
	....)	Name of Director / Secretary (block letters)
	Name of Director (block letters)	
Date executed / signed	__ / __ / 20	

Executed as a deed.

SECURED PARTY

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner



By: _____

Name: Douglas B. Trussler

Title: Managing Member

GRANTOR

EXECUTED by GFN ASIA PACIFIC	)
FINANCE PTY LTD. (ACN 620128001)	)
in accordance with section 127 of the	)
Corporations Act 2001 (Cth):	)
	)
	)
	)
....	)
Signature of director	)
	)
	)
....	)
Name of director (block letters)	)

....
Signature of director / company secretary

....
Name of director / company secretary (block letters)

Executed as a deed.

SECURED PARTY

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner

By: _____

      Name: Douglas B. Trussler

      Title: Managing Member

GRANTOR

EXECUTED by **GFN ASIA PACIFIC FINANCE PTY LTD.** (ACN 620128001) in accordance with section 127 of the *Corporations Act 2001* (Cth):	))))))))))))

....
Signature of director

Christopher A. Wilson
....
Name of director (block letters)


....
Signature of director / company secretary

....
Name of director / company secretary (block letters)

61

Executed as a deed.

SECURED PARTY

BISON CAPITAL PARTNERS V, L.P., a Delaware limited partnership

By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner

By: ______________________________

Name: Douglas B. Trussler

Title: Managing Member

GRANTOR

Signed for **GFN ASIA PACIFIC FINANCE PTY LTD. ACN 620 128 001** by its attorney under power of attorney dated 19 September 2017 who has no notice of revocation of that power of attorney in the presence of:	
Matthew Weetman	Melissa Jones
Signature of witness	Signature of attorney
MATTHEW WEETMAN	Melissa Jones
Name of witness (print)	Name of attorney (print)